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Exhibit 99.7

2014

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework).

Based on management's assessment as at December 31, 2014, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Harold N. Kvisle	Paul R. Smith
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
March 3, 2015

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       1

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, 2013 Framework (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as of December 31, 2014 and 2013 and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2014 and our report dated March 3, 2015 expressed an unqualified opinion thereon.

Chartered Accountants

Calgary, Canada
March 3, 2015

2       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

INDEPENDENT AUDITORS' REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2014 and 2013 and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 3, 2015 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

Calgary, Canada
March 3, 2015

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       3

CONSOLIDATED BALANCE SHEETS

December 31 (millions of US$)	2014	2013

ASSETS
CURRENT

Cash and cash equivalents (note 29)	262	364

Accounts receivable (note 10)	893	1,117

Risk management (note 23)	850	17

Income and other taxes receivable	80	52

Restricted cash (note 13)	149	121

Inventories (note 11)	133	137

Prepaid expenses	34	14

Assets held for sale (note 5)	–	776

	2,401	2,598

Other assets (note 12)	180	160

Restricted cash (note 13)	–	94

Investments (note 8)	604	1,204

Risk management (note 23)	421	20

Goodwill (note 9)	279	575

Property, plant and equipment (note 14)	9,064	9,752

Exploration and evaluation assets (note 14)	2,544	3,165

Deferred tax assets (note 27)	1,837	1,593

	14,929	16,563

TOTAL ASSETS	17,330	19,161

LIABILITIES
CURRENT

Bank indebtedness	9	13

Accounts payable and accrued liabilities	1,577	1,835

Current portion of Yme removal obligation (note 13)	186	121

Obligation to fund equity investee (note 8)	186	–

Risk management (note 23)	2	101

Income and other taxes payable	93	155

Loans from joint ventures (note 8)	15	288

Current portion of long-term debt (note 18)	1,109	882

Liabilities associated with assets held for sale (note 5)	–	160

	3,177	3,555

Decommissioning liabilities (note 16)	1,885	1,727

Yme removal obligation (note 13)	–	131

Other long-term obligations (note 19)	273	246

Risk management (note 23)	–	37

Long-term debt (note 18)	3,955	4,357

Deferred tax liabilities (note 27)	635	553

	6,748	7,051

Contingencies and commitments (note 24)
SHAREHOLDERS' EQUITY

Common shares (note 21)	1,738	1,723

Preferred shares (note 21)	191	191

Contributed surplus	176	135

Retained earnings	4,489	5,695

Accumulated other comprehensive income (note 22)	811	811

	7,405	8,555

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,330	19,161

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	Michael T. Waites
Chairman of the Board	Director

4       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years ended December 31 (millions of US$)	2014	2013	2012

			(restated – note 4)
REVENUE
Sales	4,653	4,652	6,767

Other income (note 25)	150	109	84

Income (loss) from joint ventures and associates, after tax (note 8)	(1,040)	(275)	315

Total revenue and other income	3,763	4,486	7,166

EXPENSES

Operating	1,405	1,432	2,361

Transportation	206	192	221

General and administrative	405	434	510

Depreciation, depletion and amortization	1,936	1,922	2,371

Impairment, net of reversals (note 15)	1,768	946	2,589

Dry hole	140	89	238

Exploration	232	260	346

Finance costs (note 17)	352	331	272

Share-based payments expense (recovery) (note 21)	27	49	(63)

(Gain) Loss on held-for-trading financial instruments (note 23)	(1,427)	140	93

Gain on disposals (note 5)	(550)	(100)	(1,624)

Other, net (note 26)	49	113	124

Total expenses	4,543	5,808	7,438

Loss before taxes	(780)	(1,322)	(272)

Income taxes (note 27)

Current income tax	418	623	792

Deferred income tax recovery	(287)	(770)	(1,196)

	131	(147)	(404)

Net income (loss)	(911)	(1,175)	132

Per common share (US$):

Net income (loss)	(0.89)	(1.15)	0.12

Diluted net income (loss)	(0.96)	(1.21)	0.01

Weighted average number of common shares outstanding (millions)

Basic (note 30)	1,033	1,030	1,025

Diluted (note 30)	1,033	1,032	1,033

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31 (millions of US$)	2014	2013	2012

			(restated – note 4)
Net income (loss)	(911)	(1,175)	132

Remeasurements relating to pension and other post-employment benefit plans(1)	(8)	7	10

Other comprehensive income (loss) not being reclassified to net income or loss in subsequent years	(8)	7	10

Comprehensive income (loss)	(919)	(1,168)	142

1)
Net of tax of $13 million (2013 – $3 million; 2012 – $26 million).

See accompanying notes.

6       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of US$)	2014	2013	2012

			(restated – note 4)
COMMON SHARES (note 21)

Balance at beginning of year	1,723	1,639	1,561

Issued on exercise of stock options	5	41	15

Shares purchased and held in trust for long-term PSU plan	(21)	(1)	(25)

Shares released from trust for long-term PSU plan	31	44	88

Balance at end of year	1,738	1,723	1,639

PREFERRED SHARES (note 21)

Balance at beginning of year	191	191	191

Issued	–	–	–

Balance at end of year	191	191	191

CONTRIBUTED SURPLUS

Balance at beginning of year	135	121	186

Settlement of long-term PSU plan grant (note 21)	(31)	(44)	(88)

Share-based payments (note 21)	72	58	23

Balance at end of year	176	135	121

RETAINED EARNINGS

Balance at beginning of year	5,695	7,148	7,292

Net income (loss)	(911)	(1,175)	132

Remeasurements of employee benefit plans transferred to retained earnings	(8)	7	10

Common share dividends (note 21)	(279)	(277)	(277)

Preferred share dividends (note 21)	(8)	(8)	(9)

Balance at end of year	4,489	5,695	7,148

ACCUMULATED OTHER COMPREHENSIVE INCOME (note 22)

Balance at beginning of year	811	811	788

Other comprehensive income (loss)	(8)	7	10

Transfer of accumulated foreign currency loss to net income	–	–	23

Remeasurements of employee benefit plans transferred to retained earnings	8	(7)	(10)

Balance at end of year	811	811	811

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       7

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of US$)	2014	2013	2012

			(restated – note 4)
OPERATING ACTIVITIES

Net income (loss)	(911)	(1,175)	132

Add: Finance costs (cash and non-cash) (note 17)	352	331	272

Dividends from associates (note 8)	–	58	–

Items not involving cash (note 28)	2,706	2,549	2,152

	2,147	1,763	2,556

Changes in non-cash working capital (note 28)	(248)	4	(160)

Cash provided by operating activities	1,899	1,767	2,396

INVESTING ACTIVITIES
Capital expenditures

Exploration, development and other	(2,118)	(2,363)	(3,509)

Property acquisitions (note 6)	(23)	(100)	(109)

Proceeds of resource property dispositions (note 5)	1,517	146	964

Yme removal obligation, net of settlement (note 13)	(66)	252	–

Restricted cash, net of settlement (note 13)	66	(215)	–

Investments	(319)	(13)	(20)

Proceeds on disposition of associate (note 5)	–	590	–

Loan to joint venture, net of repayments (note 8)	(337)	(398)	–

Proceeds on reduction in UK investment, net of cash disposed (note 5)	–	–	1,349

Changes in non-cash working capital	51	(231)	113

Cash used in investing activities	(1,229)	(2,332)	(1,212)

FINANCING ACTIVITIES

Long-term debt repaid (note 18)	(1,264)	(308)	(1,807)

Long-term debt issued (note 18)	1,110	1,094	1,336

Loans from joint ventures, net of repayments (note 8)	6	141	109

Common shares issued (note 21)	4	28	13

Common shares purchased (note 21)	(21)	(1)	(25)

Finance costs (note 17)	(301)	(295)	(190)

Common share dividends (note 21)	(279)	(277)	(277)

Preferred share dividends (note 21)	(8)	(8)	(9)

Deferred credits and other	(16)	(8)	(3)

Changes in non-cash working capital	(3)	(2)	(6)

Cash provided by (used in) financing activities	(772)	364	(859)

Effect of translation on foreign currency cash and cash equivalents	4	(1)	9

Net increase (decrease) in cash and cash equivalents	(98)	(202)	334

Cash and cash equivalents net of bank indebtedness, beginning of year	351	553	219

Cash and cash equivalents net of bank indebtedness, end of year	253	351	553

Cash and cash equivalents	262	364	553

Bank indebtedness	(9)	(13)	–

Cash and cash equivalents net of bank indebtedness, end of year	253	351	553

See accompanying notes.

8       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of US dollars, except as noted)

1. Corporate Information

Talisman Energy Inc. ("Talisman" or "the Company") is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TLM". The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5. The Consolidated Financial Statements of the Company are comprised of the Company and its subsidiaries and the Company's interest in associates and joint arrangement entities.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The Consolidated Financial Statements as at and for the year ended December 31, 2014 were authorized for issuance by the Board of Directors on March 3, 2015.

Repsol Acquisition of Talisman

On December 15, 2014, Talisman entered into an arrangement agreement ("Arrangement Agreement") with Repsol S.A. and an indirect wholly-owned subsidiary of Repsol (collectively "Repsol"), providing for the acquisition of Talisman. Under the terms of the Arrangement Agreement, the acquisition is to be accomplished through a plan of arrangement ("Arrangement") under the Canada Business Corporations Act. Completion of the deal remains subject to satisfaction or waiver of customary closing conditions, including applicable government and regulatory approvals. If the Arrangement is completed, common shareholders will receive US$8.00 for each common share that they own and preferred shareholders will receive C$25.00 plus accrued and unpaid dividends to the date of completion of the Arrangement for each preferred share that they own. The terms of the Arrangement Agreement allow Talisman to pay aggregate cash dividends of US $0.18 per common share prior to closing, including the dividend declared and paid on December 31, 2014 of $0.0675 per common share. The terms of the Arrangement Agreement contain certain restrictions on the Company's activities without the approval of Repsol including, but not limited to, acquisitions and disposals of assets, certain actions related to employees, and the Company's legal and organizational structures.

Since the date the transaction with Repsol was announced, the following has occurred:

•
On February 18, 2015, holders of Talisman's common shares and preferred shares approved the Arrangement;

•
On February 20, 2015, the Court of Queen's Bench of Alberta granted a final order with respect to the Arrangement; and

•
Talisman and Repsol are working to complete the filing of all key regulatory approvals and notifications required by the transaction.

2. Basis of Preparation

The Consolidated Financial Statements of Talisman Energy Inc. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The Consolidated Financial Statements have been prepared on a going concern basis using the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

The Consolidated Financial Statements are prepared in United States dollars (US$), which is the Company's functional currency.

The preparation of Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas of accounting that require a high degree of judgment or which are based upon significant estimates are disclosed in note 3(z).

3. Significant Accounting Policies

a) Accounting Policies Adopted on January 1, 2014

Effective January 1, 2014, Talisman adopted new and amended accounting standards as described below:

Offsetting Financial Assets and Financial Liabilities

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       9

  The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As the Company is not netting any significant amounts related to financial instruments and does not have any significant offsetting arrangements, the amendment did not have a significant impact on the Company's financial statements.

Impairment of Assets

•
IAS 36 Impairment of Assets – Amendments to IAS 36. The amended standard requires entities to disclose the recoverable amount of an impaired Cash Generating Unit (CGU). The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014 and require retrospective application. As a result, the Company expanded its disclosure of recoverable amounts, where appropriate. This amendment to the standard did not have an impact on the Company's financial position or performance.

Levies

•
IFRIC 21 Levies – Interpretation of IAS 37 Provisions, contingent liabilities and assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. The interpretation clarifies that the obligation that gives rise to the liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company reviewed payments considered to be levies and concluded that the application of the standard did not have a significant impact on the Company's financial statements.

b) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries, being those investees over which the Company, either directly or indirectly, has control. Control is achieved when Talisman is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Talisman controls an investee if, and only if, Talisman has:

•
Power over the investee, through existing rights that give Talisman the current ability to direct the relevant activities;

•
Exposure, or rights to variable returns from its involvement with the investee; and

•
The ability to use its power over the investee to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. The trusts holding common shares to settle the Company's obligation arising from its long-term performance share unit (PSU) plan are also consolidated since they are structured entities controlled by the Company (note 21). All intercompany balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

c) Joint Arrangements and Investments

A joint arrangement represents an arrangement where two or more parties hold joint control. Joint control is deemed to exist under contractual agreement where decisions regarding relevant activities of the arrangement require the unanimous consent of those parties sharing control.

A joint venture is a joint arrangement and represents a company or other entity in which each venturer has an interest, holds joint control and holds rights to the net assets of the entity. Interests in joint ventures are accounted for using the equity method of accounting.

A joint operation is a joint arrangement and represents a company, partnership or other entity in which each venturer has an interest, holds joint control and holds rights to the assets and obligations for the liabilities of the entity. Interests in joint operations are accounted for by recognizing the Company's share of the assets, liabilities, revenue and expenses.

An associate is an entity, including an unincorporated entity such as a partnership, over which Talisman has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically. Talisman's share of the income of equity investments is recorded in the Consolidated Statements of Income (Loss). Dividends from equity investments are included in cash provided by operating activities. Interests in entities over which Talisman does not have significant influence are accounted for as available-for-sale financial assets. Both equity investments and investments classified as available-for-sale assets are tested for possible impairment whenever events or changes in

10       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

circumstances indicate that the carrying value of the investment may not be recoverable. If, and when, an equity accounted investment balance becomes negative by the application of equity method accounting, the Company assesses whether the Company has an obligation to fund the operations of the equity investment. If so, the Company presents the amount as an obligation to fund equity investee.

d) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The cost of an acquisition is the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in net income in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(j).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

e) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

f) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs, cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

g) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is generally accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets. The capitalized value of a finance lease is also included within PP&E.

Expenditure on turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized. Inspection and overhaul costs relating to turnarounds, which generally occur annually, and all other repairs and maintenance costs are expensed when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset exchanged is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset exchanged, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset exchanged. Any gain or loss arising is recognized in net income.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       11

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired or subject to impairment reversals. If any indication exists, the Company estimates the asset's recoverable amount using the methodology described in note 3(i).

h) Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery, and that the carrying amount is likely to be recovered in full from successful development or sale. When this is no longer the case, the costs are written off to their estimated recoverable amount. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(i) for details of the impairment methodology). If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve principally E&E assets, the exchange is generally accounted for at the carrying amount of the asset exchanged.

i) Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs and reserves. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding production volumes, discount rates, long-term commodity prices, reserve quantities, operating costs, royalty rates, future capital cost estimates, foreign exchange rates, income taxes and life-of-field. In addition, the Company will consider market data related to recent transactions for similar assets. In determining the fair value of the Company's investment in shale properties, the Company considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent, undeveloped land values per acre held, and midstream asset valuations based on expected volumes, tariffs and earnings multiples.

E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU's revised carrying amount on a systematic basis over its remaining useful life.

The Company assesses investments in associates and joint ventures for impairment whenever changes in circumstances or events indicate that the carrying value may not be recoverable. If such impairment indicators exist, the carrying amount of the investment is compared to its recoverable amount. The recoverable amount is the higher of the investment's fair value less costs to sell and its value in use. The investment is written down to its recoverable amount when its carrying amount exceeds the recoverable amount.

j) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 32, except for locations within the Other segment, which are generally grouped by country. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment or country, as appropriate, to which the goodwill relates. Where the recoverable amount of the segment or country, as appropriate, is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

12       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

k) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Successful exploratory wells and development costs are depleted over proved developed reserves. Significant development costs incurred in connection with proved undeveloped reserves are excluded from depletion until the reserves are developed.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over total proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5-33%, respectively. Gas plants and pipelines in Norway are depleted using the unit of production method based on the related fields.

The transportation rights owned with respect to the Ocensa pipeline are recorded in other assets (note 12), and are being depreciated using the straight-line method at an annual rate of 8%.

l) Non-Current Assets Held for Sale

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

PP&E is not depreciated once classified as held for sale.

m) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E or E&E asset.

Decommissioning liabilities are carried on the Consolidated Balance Sheets at their discounted present value, which is remeasured each reporting period in order to reflect the period end discount rate. The liabilities are calculated using a weighted average credit-adjusted risk free rate, and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statements of Income (Loss). Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

n) Finance Costs and Long-Term Debt

Finance costs include interest and other costs that Talisman incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company's decommissioning liabilities.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       13

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until they are completed and ready for use. These costs are subsequently amortized to income with the related assets. The amount of borrowing costs capitalized for the period is determined by applying the weighted average interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statements of Income (Loss) in the period in which they are incurred.

The classification of debt instruments in the Consolidated Balance Sheets reflects contractual requirements and management's intent in respect of the refinancing of those instruments. In particular, the classification of bankers' acceptances and commercial paper, when outstanding, reflects management's intent to repay within twelve months.

o) Foreign and Reporting Currency

The functional currency of all Talisman's operations is the US$.

Foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Prior to January 1, 2010, in Canada and Norway, the Company's operations were translated from C$ and NOK respectively into US$ where assets and liabilities were translated at year-end exchange rates, while revenue and expenses were converted using average rates for the period. Gains and losses arising on translation from C$ and NOK were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

Since then, the Company's operations in Canada and Norway are accounted for as US$ functional currency entities and gains and losses on translation are reflected in income. As a result, previously recognized foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

p) Employee Benefit Plans

The cost of providing benefits under the Company's defined benefit pension plans and non-pension post-employment benefit plans is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. The effects of changes in demographic and financial assumptions, experience adjustments, as well as other plan remeasurements such as the return on plan assets are recognized in other comprehensive income (loss) and transferred to retained earnings in the year recorded.

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

The pension benefits of key management personnel represent the attributable amount of the net benefit expense of the plans in which they participate.

q) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized on the Consolidated Balance Sheets when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-Hedge Financial Instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

14       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Cash equivalents are classified as loans and receivables and are measured at carrying value, which approximates fair value, due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, certain other long-term obligations and current and long-term debt are classified as other financial liabilities. Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Financial instruments that are derivative contracts are considered held-for-trading. The financial derivative contracts outstanding at December 31, 2014 are disclosed in note 23.

Derivatives embedded in other financial instruments and non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract. Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination. Embedded derivatives requiring separation are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Own Use Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company's expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the "own use" exemption. The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

r) Comprehensive Income (Loss)

The Consolidated Statements of Comprehensive Income (Loss) reflects net income and items of other comprehensive income (loss) which comprise changes in the fair value of financial instruments designated as cash flow hedges, to the extent they are effective and remeasurements relating to the Company's employee benefit plans.

s) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statements of Income (Loss) except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity. PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statements of Income (Loss).

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

t) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and NGLs are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       15

interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in deferred credits and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company's operations outside North America and the North Sea are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil and gas is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, natural gas and NGLs production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

u) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are recognized in net income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

v) Share-Based Payments

Talisman has stock option plans, cash unit plans, a PSU plan, deferred share unit (DSU) plans and restricted share unit (RSU) plans, under which it receives services from employees and directors as consideration for cash payments or equity instruments of the Company. The PSUs are ordinarily settled in shares. The cash units, DSUs and RSUs must be settled in cash. The stock option plans may be settled in cash at the option of the holder or the underlying share can be purchased.

Equity-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of equity-settled stock options.

For the PSU plans, the Company determines the fair value of the units on the date of grant using the market value of common shares and recognizes the fair value over the vesting period as share-based payments expense and contributed surplus.

Cash-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of cash units. The fair value of all other cash-settled awards is determined by using the market value of common shares. Fair value is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments expense (recovery) on the Consolidated Statements of Income (Loss), except for the changes related to DSUs to directors, which are included in general and administrative expenses.

The stock option plans are classified as liability instruments and remeasured at their fair value at the end of each reporting period.

For plans having vesting conditions, the total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options and units that are expected to vest based on the vesting conditions and recognizes the impact of the revision to original estimates, if any, in net income.

16       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

w) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The method the Company uses to determine the dilutive impact of stock options assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the period. In periods when a share-based payments recovery is reported, net income used in the dilution calculation is reduced by the amount of the recovery.

For stock options that may be settled in cash or shares at the employees' option, the more dilutive impact of cash settlement and equity settlement is used in calculating diluted net income per share regardless of how the stock option plan is accounted for. Stock options that are reported as cash-settled for accounting purposes may require an adjustment to the numerator in the diluted net income per share calculation for any changes in net income that would result if the stock options had been reported as equity instruments.

x) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and interest-bearing short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

y) Segmented Information

The Company's reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

See note 32 for disclosure of segmented information.

z) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods noted. Such estimates relate primarily to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

DD&A, the fair value of PP&E and E&E assets, goodwill, investment in equity accounted entities, amounts recognized for impairment charges and reversals and the recognition of assets acquired and liabilities assumed upon a business combination are impacted by estimates of oil and natural gas reserves, contingent resources, commodity prices, and capital and operating costs required to develop and produce those reserves. The Company also used a variety of market metrics, described in note 15, in assessing the fair value of the PP&E and E&E assets, and goodwill. By their nature, market metrics, estimates of reserves and resources and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material. The measurement of impairment charges and reversals is also dependent upon management's judgment in determining CGUs.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the PP&E and/or E&E assets balance.

The values of pension assets and obligations and the amount of the net benefit expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, the related provisions and deferred tax assets on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       17

The fair values of equity-settled and cash-settled share-based payments awards are estimated using the Black-Scholes pricing model and the market value of common shares. These estimates depend on certain assumptions, including share price volatility, risk free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield which, by their nature, are subject to measurement uncertainty.

The designation of the Company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Provisions are recorded when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

Once the Company's interest in an equity investee is reduced to zero, additional losses are provided for, and an obligation to fund equity investee is recognized, only to the extent that the Company has incurred legal or constructive obligations.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. The evaluation of the likelihood of the contingent events requires management judgment as to the probability of exposure to potential loss.

aa) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on, or after, January 1, 2015:

Effective January 1, 2015

•
IAS 19 Employee Benefits – Amendments to IAS 19. The amended standard clarified the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can be, but are not required to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after July 1, 2014. Application of the amended standard is not expected to have an impact on the Company as it reflects current accounting policy of the Company.

•
IAS 8 Operating Segments – Amendments to IAS 8. The amended standard requires (i) disclosure of judgments made by management in aggregating segments, and (ii) a reconciliation of segmented assets to the Company's assets when segment assets are reported. The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment is expected to have an impact on disclosure only and not the financial results of the Company.

•
IFRS 2 Share-Based Payments – Amendments to IFRS 2. The standard amends the definitions of "vesting condition" and "market condition" and adds definitions for "performance condition" and "service condition". The amendment is effective for annual periods beginning on or after July 1, 2014. The amendment is not expected to have an impact on the Company as it reflects current accounting policy of the Company.

•
IFRS 13 Fair Value Measurement – Amendments to IFRS 13. The amended standard clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts if the effect of discounting is immaterial. It also clarifies that portfolio exception can be applied not only to financial assets and liabilities, but also to other contracts within scope of IFRS 39 and IFRS 9. The amendment is effective for annual periods beginning on or after July 1, 2014. The application is not expected to have a significant impact on the Company.

•
IAS 24 Related Parties – Amendments to IAS 24. The amended standard (i) revises the definition of related party to include an entity that provides key management personnel services to the reporting entity or its parent, and (ii) clarifies related disclosure requirements. The amendment is not expected to have an impact on the Company as there is no entity performing key management services for the Company.

Effective January 1, 2016 and thereafter

•
IFRS 9 Financial Instruments. IFRS 9 (July 2014) replaces earlier versions of IFRS 9 that had not yet been adopted by the Company and supersedes IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new models for classification and measurement of financial instruments, hedge accounting and impairment of financial assets and is mandatorily effective for periods beginning on or after January 1, 2018. The Company continues to review the standard as it is updated and monitor its impact on the Company's financial statements.

18       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

•
IFRS 15 Revenue from Contracts with Customers. IFRS 15 specifies that revenue should be recognized when an entity transfers control of goods or services at the amount the entity expects to be entitled to as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. The Company has not yet determined the impact of the standard on the Company's financial statements.

4. Adoption of IFRS 11 – Joint Arrangements

Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. Upon adoption of this standard, the Company now accounts for its investments in Talisman Energy (UK) Limited (TEUK), (now renamed TSEUK), and Equion Energía Limited (Equion) using the equity method of accounting. Changes have been applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the adjustment of prior period financial information. The impact of adopting IFRS 11 is outlined below.

The accounting policies described in note 3 have been applied in preparing the Consolidated Financial Statements as at and for the year ended December 31, 2013. The Company's 2012 comparative balances reflect the deconsolidation of Equion's entire respective year balances as joint control was shared over this period. Comparative figures presented pertaining to the Company's 2012 results have been restated.

The Company's 2012 comparative balances reflect the deconsolidation of TSEUK's balances commencing December 17, 2012 triggered by the sale of its 49% equity interest in TEUK.

On transition to IFRS 11, the net assets of TSEUK were negative, however Talisman has a long-term loan in place with TSEUK. This loan bears long-term interest that in substance forms part of Talisman's net investment in TSEUK.

The most significant impact of adoption was from the application of equity accounting on joint arrangements which are classified as joint ventures.

Reconciliations from Proportionate Consolidation of Joint Ventures to Equity Accounting under IFRS 11

The Company has adjusted amounts reported previously in its Consolidated Financial Statements. The transition from proportionate consolidation of joint ventures to equity accounting affected the Company's results of operations and cash flows as presented in the following reconciliations:

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       19

Reconciliation of Consolidated Statement of Income for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equion	Deconsolidation of TSEUK(1)	December 31, 2012 Restated

Revenue

Sales	7,229	(403)	(59)	6,767

Other income	83	–	1	84

Income (loss) from joint ventures and associates, after tax	–	361	(46)	315

Total revenue and other income	7,312	(42)	(104)	7,166

Expenses

Operating	2,452	(58)	(33)	2,361

Transportation	221	–	–	221

General and administrative	510	–	–	510

Depreciation, depletion and amortization	2,501	(108)	(22)	2,371

Impairment	2,744	–	(155)	2,589

Dry hole	269	(31)	–	238

Exploration	346	1	(1)	346

Finance costs	276	(3)	(1)	272

Share-based payments recovery	(62)	–	(1)	(63)

Loss on held-for-trading financial instruments	93	–	–	93

Gain on disposals	(1,624)	–	–	(1,624)

Gain on revaluation of investment	(365)	365	–	–

Other, net	125	–	(1)	124

Total expenses	7,486	166	(214)	7,438

Loss before taxes	(174)	(208)	110	(272)

Income taxes

Current income tax	874	(90)	8	792

Deferred tax recovery	(1,180)	(118)	102	(1,196)

	(306)	(208)	110	(404)

Net income	132	–	–	132

1)
TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

20       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Reconciliation of Consolidated Statement of Cash Flows for the Year Ended December 31, 2012

	December 31, 2012 Previously Released	Deconsolidation of Equion	Deconsolidation of TSEUK(1)	December 31, 2012 Restated

Operating activities

Net income	132	–	–	132

Add: Finance costs (cash and non-cash)	276	(3)	(1)	272

Items not involving cash	2,433	(255)	(26)	2,152

	2,841	(258)	(27)	2,556

Changes in non-cash working capital	(125)	(86)	51	(160)

Cash provided by operating activities	2,716	(344)	24	2,396

Investing activities
Capital expenditures

Exploration, development and other	(3,658)	125	24	(3,509)

Property acquisitions	(109)	–	–	(109)

Proceeds of resource property dispositions	964	–	–	964

Investments	(20)	–	–	(20)

Proceeds on reduction in UK investment, net of cash disposed	1,349	–	–	1,349

Changes in non-cash working capital	(1)	105	9	113

Cash used in investing activities	(1,475)	230	33	(1,212)

Financing activities

Long-term debt repaid	(1,807)	–	–	(1,807)

Long-term debt issued	1,336	–	–	1,336

Loan from joint venture	–	109	–	109

Common shares issued	13	–	–	13

Common shares purchased	(25)	–	–	(25)

Finance costs (cash)	(190)	(1)	1	(190)

Common share dividends	(277)	–	–	(277)

Preferred share dividends	(9)	–	–	(9)

Deferred credits and other	22	(25)	–	(3)

Changes in non-cash working capital	(6)	–	–	(6)

Cash used in financing activities	(943)	83	1	(859)

Effect of translation on foreign currency cash and cash equivalents	9	–	–	9

Net increase in cash and cash equivalents	307	(31)	58	334

Cash and cash equivalents, beginning of year	414	(73)	(122)	219

Cash and cash equivalents, end of year	721	(104)	(64)	553

1)
TSEUK deconsolidation adjustments effective for transactions subsequent to sharing of joint control on December 17, 2012. Refer to note 5.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       21

5. Disposals and Assets Held for Sale

Asset Sales Completed in 2014

Southeast Asia Dispositions

In October 2014, Talisman completed the sale of its 7.48% interest in the Southeast Sumatra PSC in Indonesia for proceeds of $34 million, net of withholding tax, resulting in a pre-tax loss of $3 million ($nil after-tax).

North America Dispositions

In June 2014, Talisman signed a purchase and sale agreement to sell non-core assets in western Canada for total cash consideration of C$120 million, before closing adjustments. The transaction closed on July 31, 2014 with net proceeds of $99 million after $1 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($3 million after-tax).

In April 2014, Talisman sold non-core assets in western Canada for net proceeds of $42 million after $2 million in working capital adjustments, resulting in a pre-tax loss on disposal of $3 million ($4 million after-tax).

In March 2014, Talisman completed the sale of its Montney acreage in northeast British Columbia for proceeds of $1.3 billion, resulting in a pre-tax gain of $564 million ($493 million after-tax). The assets held for sale and liabilities associated with assets held for sale included in the Consolidated Balance Sheets as at January 1, 2014 were $776 million and $160 million respectively. The operating results from January 1, 2014 up to the date of closing were included in net income for the three month period ended March 31, 2014 and the gain was included in "Gain on disposals" on the Consolidated Statements of Income (Loss).

Asset Sales Completed in 2013

Sale of Colombian Pipeline Interest

In December 2013, Talisman sold its 12.152% equity interest in the Ocensa pipeline in Colombia for proceeds, net of disposition costs, of approximately $590 million, resulting in a pre-tax gain of $34 million. Talisman retained its crude oil transportation rights in the Ocensa pipeline and retained its option to market any unused capacity to third parties.

North America Dispositions

In November 2013, Talisman completed sales of non-core assets in western Canada for net proceeds of $35 million, resulting in a pre-tax loss of $3 million ($2 million after-tax).

In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after-tax).

Southeast Asia Dispositions

In 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java PSC in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after-tax).

Asset Sales Completed in 2012

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of 49% of its equity interest in TEUK, now renamed TSEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in the "Gain on disposals" on the Consolidated Statements of Income (Loss). At December 31, 2013, Talisman holds 51% of the joint venture company, with APUK holding the remaining 49%. As a result of the transaction, $23 million of exchange losses previously accumulated in other comprehensive income (loss) were included in the "Gain on disposals" on the Consolidated Statements of Income (Loss).

North America Dispositions

In 2012, the Company completed sales of oil and gas producing assets in Western Canada for proceeds of $437 million, resulting in a pre-tax gain of $256 million ($189 million after-tax). The Company also sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

22       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

6. Property Acquisitions

During the year ended December 31, 2013, Talisman acquired a 55% working interest and operatorship of exploration and evaluation assets in Block 07/03 offshore Vietnam via two separate transactions with a total acquisition cost of $95 million. The block is adjacent to the Company's existing position in the Nam Con Son Basin.

During the year ended December 31, 2012, the Company completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

7. Business Combinations

Kinabalu PSC

In 2012, the Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC, as well as assuming operatorship. As consideration for receipt of the PSC interest, the Company paid to PETRONAS $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were allocated as follows:

Fair value of share of net assets acquired

Property, plant and equipment	61

Exploration and evaluation assets	39

Decommissioning liability (note 16)	(53)

Deferred tax liability	(19)

Total identifiable net assets at fair value	28

Goodwill arising on acquisition	22

Total cost of acquisition	50

Satisfied by:

Cash paid in 2013	50

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not deductible for income tax purposes.

Revenue and net income from Kinabalu PSC did not have a material impact on the Company during 2012, since the effective date of transaction was December 26, 2012. It is impractical to disclose information of revenue or net income had the transaction closed on January 1, 2012, as reliable information is not readily available. The Company did not incur any transaction costs as part of the acquisition.

No contingent consideration or contingent liabilities arose from this transaction.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       23

8. Investments

	December 31, 2014	December 31, 2013

Investments in Joint Ventures

Equity investment in Equion	523	920

Equity investment in TSEUK(1)	–	(606)

Loan to TSEUK(1)	–	812

	523	1,126

Available-for-sale investment

Transasia Pipeline Company Pvt. Ltd.	34	34

Other	47	44

	81	78

Total	604	1,204

	December 31, 2014	December 31, 2013

Obligation to Fund Equity Investee

Equity investment in TSEUK(1)	(700)	–

Loan to TSEUK(1)	514	–

	(186)	–

1)
As at December 31, 2014, the negative investment balance in TSEUK was reclassified to "Obligation to fund equity investee" on the Consolidated Balance Sheet.

Investments in Joint Ventures

Movement in the investment in TSEUK joint venture during the year is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013

Balance, beginning of year	206	258

Investment in TSEUK	961	–

Loan to TSEUK, net of repayments and settlements(1)	(298)	398

Share of net loss and comprehensive loss	(1,055)	(450)

Balance, end of year(2)	(186)	206

1)
Amount shown net of subscription of common shares which settled shareholder loan in June 2014.

2)
As at December 31, 2014, the negative investment balance in TSEUK was reclassified to "Obligation to fund equity investee" on the Consolidated Balance Sheet.

Talisman has a 51% interest in the ownership and voting rights of TSEUK whose principal place of operations is the United Kingdom (UK) and is incorporated in England and Wales. Talisman is one of two shareholders in this corporate joint venture engaging in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a shareholders' agreement, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

Movement in the investment in Equion joint venture during the year is as follows:

	Year ended December 31, 2014	Year ended December 31, 2013

Balance, beginning of year	920	804

Share of net loss and comprehensive loss	15	116

Dividend declared by Equion(1)	(279)	–

Impairment (note 15)	(133)	–

Balance, end of year	523	920

1)
The dividend declared was settled through a reduction in the loan payable to Equion.

24       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Talisman has a 49% interest in the ownership and voting rights of Equion whose principal place of operations is Colombia. Talisman is one of two shareholders in this strategic corporate joint venture engaged in the exploration for, and development and production of crude oil and natural gas. The corporate joint venture is governed by a heads of agreement amongst the shareholders, which requires that unanimous consent be obtained from the shareholders for all significant operating and financing decisions.

The following tables summarize the financial information of the joint ventures. The tables also reconcile financial information to the carrying amount of the Company's interest in joint ventures, which are accounted for using the equity method.

	December 31, 2014			December 31, 2013
Summarized Balance Sheets	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Cash and cash equivalents	37	141	178	42	69	111

Current assets	517	314	831	527	304	831

Loans receivable from shareholders	–	29	29	–	587	587

Non-current assets	4,812	1,246	6,058	3,515	1,321	4,836

Total assets	5,366	1,730	7,096	4,084	2,281	6,365

Current liabilities	1,073	392	1,465	700	420	1,120

Loans payable to shareholders	1,009	–	1,009	1,592	–	1,592

Non-current liabilities	4,807	329	5,136	3,131	315	3,446

Total liabilities	6,889	721	7,610	5,423	735	6,158

Net assets (liabilities)	(1,523)	1,009	(514)	(1,339)	1,546	207

Talisman's interest	51%	49%		51%	49%

Talisman's share of net assets (liabilities)	(777)	494	(283)	(683)	758	75

Goodwill(2)	77	162	239	77	162	239

	(700)	656	(44)	(606)	920	314

Loan to TSEUK	514	–	514	812	–	812

Impairment (note 15)	–	(133)	(133)	–	–	–

Talisman's investment (obligation to fund)	(186)	523	337	206	920	1,126

1)
Balances represent respective entity's 100% share.

2)
Prior to adoption of IFRS 11.

	Year ended December 31, 2014			Year ended December 31, 2013
Summarized Statements of Income (Loss)	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Revenue	1,191	601	1,792	1,411	729	2,140

Expenses

Operating	1,315	100	1,415	1,270	96	1,366

Transportation	20	37	57	24	43	67

General and administrative	38	–	38	10	–	10

Depreciation, depletion and amortization	383	267	650	718	207	925

Dry hole	25	–	25	43	–	43

Exploration expense	10	–	10	36	1	37

Finance costs	122	2	124	86	3	89

Impairment	3,149	–	3,149	1,625	–	1,625

Other	609	(24)	585	35	(9)	26

Income (loss) before tax	(4,480)	219	(4,261)	(2,436)	388	(2,048)

Current income tax expense (recovery)	(98)	167	69	(176)	157	(19)

Deferred income tax expense (recovery)	(2,314)	21	(2,293)	(1,378)	(6)	(1,384)

Net income (loss) and comprehensive income (loss)	(2,068)	31	(2,037)	(882)	237	(645)

Talisman's interest	51%	49%		51%	49%

Talisman's share of income (loss) after tax	(1,055)	15	(1,040)	(450)	116	(334)

1)
Balances represent respective entity's 100% share.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       25

	Year ended December 31, 2014			Year ended December 31, 2013
Summarized Statements of Cash Flows	TSEUK(1)	Equion(1)	Total	TSEUK(1)	Equion(1)	Total

Operating activities

Net income (loss)	(2,068)	31	(2,037)	(882)	237	(645)

Add: Finance costs (cash and non-cash)	122	2	124	86	3	89

Items not involving cash	1,605	289	1,894	1,031	199	1,230

Changes in non-cash working capital	154	(65)	89	(81)	(16)	(97)

Cash provided by (used in) operating activities	(187)	257	70	154	423	577

Investing activities

Capital expenditures and acquisitions	(1,179)	(214)	(1,393)	(1,045)	(241)	(1,286)

Proceeds of disposition	–	14	14	–	–	–

Loans to shareholders, net of repayments	–	(11)	(11)	–	(284)	(284)

Other	112	26	138	33	(39)	(6)

Cash used in investing activities	(1,067)	(185)	(1,252)	(1,012)	(564)	(1,576)

Financing Activities

Common shares issued	625	–	625	–	–	–

Loans from shareholders, net of repayments	661	–	661	780	–	780

Finance costs (cash)	(49)	–	(49)	(39)	(2)	(41)

Other	12	–	12	35	–	35

Cash provided by (used in) financing activities	1,249	–	1,249	776	(2)	774

1)
Balances represent respective entity's 100% share.

The summarized financial information presented are the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate. The fair value adjustments related to the Company's jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, dry hole expense, deferred tax assets and provisions.

TSEUK Joint Venture

As at December 31, 2014, the investment balance in the TSEUK joint venture was negative $186 million. The obligation to fund TSEUK arises from the Company's past practice of funding TSEUK's cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK's decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company's obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $1.26 billion, of which Talisman's share was $643 million, which settled shareholder loans of $1.24 billion and accrued interest of $18 million, of which Talisman's share was $634 million and $9 million, respectively.

In addition, the shareholders of TSEUK provided an equity funding facility totaling $1.2 billion to TSEUK in June 2014, of which Talisman is committed to $612 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. TSEUK may fund operating expenditures under this facility to a maximum amount of $150 million. This facility expires on June 30, 2015. During the period from July 1, 2014 to December 31, 2014, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $625 million under this facility, of which Talisman's share was $319 million. As at December 31, 2014, the remaining facility commitment is $575 million, of which the Company's share is $293 million.

The shareholders of TSEUK have provided an unsecured loan facility with a borrowing limit of $2.4 billion to TSEUK, of which Talisman is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. As at December 31, 2014, $1.0 billion has been drawn under this facility, of which Talisman's share is $514 million (2013 – $812 million).

26       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Loans under this facility bear interest at the UK interest rate swap rate plus 2.5%, and are repayable quarterly in equal instalments based upon a five-year repayment period calculated from the date each loan is advanced. All outstanding loans mature December 31, 2017, although the maturity date may be extended from time to time upon agreement between the shareholders and TSEUK. Prior to the maturity date, TSEUK may repay, in full or in part, the balance outstanding on any loan under this facility. Remaining borrowing capacity under this facility:

	Year ended December 31, 2014	Year ended December 31, 2013

Borrowing capacity, beginning of year	1,525	2,400

Advances	(783)	(875)

Borrowing capacity, end of year	742	1,525

Talisman's share	378	778

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to "Liquidity Risk" in note 23.

As at December 31, 2014, TSEUK recognized provisions for onerous contracts and contract cancellation related to drilling and vessel leases of $235 million ($120 million net to Talisman).

Equion Joint Venture

During the year ended December 31, 2014, Equion declared dividends payable to the shareholders in the amount of $570 million, of which Talisman's share was $279 million. The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $15 million (2013 – $288 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

The following table summarizes the Company's share of TSEUK and Equion commitments as at December 31, 2014:

Payments due by:(1)(2)	2015	2016	2017	2018	2019	Subsequent to 2019	Total

Office leases	3	2	2	2	2	11	22

Vessel leases	135	11	8	5	–	–	159

Transportation and processing commitments(3)	17	7	7	1	–	9	41

Decommissioning liabilities(4)	58	81	251	195	212	2,523	3,320

PP&E and E&E assets(5)	180	60	–	–	–	–	240

Other service contracts	95	7	7	6	6	–	121

	488	168	275	209	220	2,543	3,903

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2014 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

As of December 31, 2014, TSEUK's total recorded decommissioning liabilities were $4.8 billion, of which Talisman's share is $2.5 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation on cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience. TSEUK Management has updated their review of decommissioning liability estimates, taking into account both internal assessments as well as external party views, including other operators, independent decommissioning experts and, more recently, new industry studies. As a result, TSEUK has increased its discounted liability estimates by $1.8 billion to $4.8 billion, largely as a result of longer expected durations for well remediation and increased topside removal costs.

Investments in Joint Operations

Talisman accounts for joint operations using proportionate consolidation. Talisman's interest in the Talisman Sasol Montney Partnership (TSMP) was accounted for as a joint operation and proportionately consolidated as Talisman shared its interests in the

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       27

partnership assets based on the Company's 50% ownership interest and was jointly and severally liable for the obligations of the partnership. TSMP's principal place of operations and country of incorporation was Canada. In 2013, Talisman reached an agreement to sell part of its Montney acreage in northeast British Columbia, which included Talisman's interest in TSMP. Talisman's interest in TSMP was therefore reclassified to assets held for sale. Talisman completed the sale during the three-month period ended March 31, 2014 (note 5).

Investments in Associate

Talisman had a 12.152% interest in Ocensa whose principal place of operations and country of incorporation is Colombia. On January 17, 2013, Ocensa's shareholders approved a resolution to change the nature of Ocensa's business from a cost recovery operating model to a profit oriented operating model, and certain elements of the governance structure within Ocensa. Among these changes, the arrangement for appointing the Board of Directors was modified, which provided Talisman with the ability to appoint one director to Ocensa's Board based upon its ownership interest in Ocensa at that time. Talisman was able to exercise significant influence over Ocensa from its ability to participate in the significant operating and financing decisions of Ocensa, and as a result, Talisman has accounted for its investment in Ocensa using the equity method commencing January 17, 2013 until December 19, 2013, when Talisman sold its 12.152% equity interest in Ocensa (note 5). In addition, at the time Talisman obtained the option to sell, on a temporary or permanent basis, all or a part of its entitlement to shipping capacity on the Ocensa pipeline (the Transportation Rights). As a result of this change, Talisman attributed $108 million to the Transportation Rights given its ability to sell excess transportation capacity in the Colombian markets. After the sale of its interest in Ocensa, Talisman retained its crude oil transportation rights and its right to generate third party revenue from sales of excess capacity (note 12).

The following tables summarize the financial information of Ocensa. No summarized balance sheet of Ocensa is presented as there was no investment balance at the beginning or end of 2013, or 2014(1).

Summarized Statements of Income

Year ended December 31	2014	2013

Revenue	–	1,204

Expenses (including income taxes)	–	715

Net income and comprehensive income	–	489

Talisman's previous interest	–	12.152%

Talisman's share of net income and comprehensive income	–	59

Summarized Statements of Cash Flows

Years ended December 31	2014	2013

Operating Activities

Net income	–	489

Items not involving cash	–	227

Changes in non-cash working capital	–	501

Cash provided by operating activities	–	1,217

Cash used in investing activities	–	(32)

Cash used in financing activities	–	(957)

1)
Talisman recognized Ocensa as an associate effective January 17, 2013, when Talisman gained significant influence, until December 19, 2013 when the Company sold its 12.152% equity interest in Ocensa (note 5).

9. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

Continuity of goodwill	2014	2013

Balance, beginning of year	575	775

Reclassified to assets held for sale (note 5)	–	(14)

Disposals	(9)	(1)

Impairment (note 15)	(287)	(185)

Balance, end of year	279	575

Goodwill has no tax basis.

28       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

10. Accounts Receivable

December 31,	2014	2013

Accounts receivable	902	1,127

Allowance for doubtful accounts	(9)	(10)

	893	1,117

The fair value of accounts receivable approximates the carrying amount due to their short term to maturity. Trade receivables are non-interest bearing and are generally on 30-90 day terms.

At December 31, the analysis of accounts receivables that were due or past due, but not impaired, was as follows:

			Past due but not impaired

	Total	< 90 days	91-120 days	> 120 days

2014	893	770	7	116

2013	1,117	1,040	4	73

11. Inventories

December 31,	2014	2013

Materials and supplies	70	59

Product	63	78

	133	137

12. Other Assets

December 31,	2014	2013

Accrued pension asset (note 31)	4	–

Decommissioning sinking fund (note 16)	71	50

Transportation rights(1) (note 8)	92	100

Other	13	10

	180	160

1)
Net of $16 million accumulated depreciation (2013 – $8 million).

13. Yme Removal Obligation

In March 2013, Talisman, acting on behalf of its partners in the Yme field in Norway, entered into an agreement with the platform contractor. This agreement terminated all existing Yme contracts and outstanding disputes between the Yme partners and the platform contractor, set out the provisions regarding the removal of the existing above-surface Yme structure, the delivery of the existing above-surface Yme structure to the platform contractor (which Talisman, acting on behalf of the Yme partners, will complete as the "Talisman Works") and provided for a payment of $470 million from the platform contractor to the Yme partners to fund the cost of the Talisman Works. The Yme partners agreed to deposit $409 million into an escrow account, which can only be withdrawn for purposes of settling costs and liabilities associated with the Talisman Works.

As at December 31, 2014, Talisman's share of the liability associated with the Talisman Works in the amount of $186 million (2013 – $252 million) has been recorded as the Yme removal obligation of which all (2013 – $121 million) has been classified as current, as it is expected to be settled within the next twelve months. In 2013, the remaining balance of $131 million had been classified as long-term. Talisman's share of the cash held in the escrow account in the amount of $149 million (2013 – $215 million) has been recorded as restricted cash of which all (2013 – $121 million) has been classified as current. In 2013, the remaining $94 million was classified as long-term. During the year ended December 31, 2014, $66 million (2013 – $30 million, 2012 – $nil) in eligible expenditures were incurred on the Talisman Works which reduced the Yme removal obligation and the restricted cash balance by an equal amount.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       29

14. Oil and Gas Assets

The cost and accumulated DD&A of the Company's PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

COST

At December 31, 2012	21,550	5,577	27,127

Additions	1,943	522	2,465

Disposals and derecognition	(354)	(39)	(393)

Transfers from E&E assets to PP&E	481	(481)	–

Change in decommissioning liabilities	271	(5)	266

Expensed to dry hole	–	(89)	(89)

Transfers to assets held for sale	(852)	(92)	(944)

At December 31, 2013	23,039	5,393	28,432

Additions	1,743	409	2,152

Disposals and derecognition	(1,981)	(23)	(2,004)

Transfers from E&E assets to PP&E	285	(285)	–

Change in decommissioning liabilities	130	114	244

Expensed to dry hole	–	(140)	(140)

At December 31, 2014	23,216	5,468	28,684

ACCUMULATED DD&A

At December 31, 2012	11,088	2,258	13,346

Charge for the period	1,921	–	1,921

Disposals and derecognition	(269)	(36)	(305)

Impairment losses	755	17	772

Impairment reversals	–	(11)	(11)

Transfers to assets held for sale	(208)	–	(208)

At December 31, 2013	13,287	2,228	15,515

Charge for the period	1,936	10	1,946

Disposals and derecognition	(1,733)	–	(1,733)

Transfers from E&E assets to PP&E	10	(10)	–

Impairment losses, net of reversals (note 15)	672	676	1,348

Transfers from PP&E to E&E assets	(20)	20	–

At December 31, 2014	14,152	2,924	17,076

NET BOOK VALUE

At December 31, 2014	9,064	2,544	11,608

At December 31, 2013	9,752	3,165	12,917

At December 31, 2012	10,462	3,319	13,781

Included in PP&E are capitalized interest costs of $15 million (2013 – $212 million) relating to projects under construction and development. During the year ended December 31, 2014, interest costs of $nil (2013 – $9 million; 2012 – $107 million) were capitalized.

In 2013, the Company reclassified the cost of certain properties in the North Sea segment, net of impairment charges from the PP&E category to the E&E category as a result of previously sanctioned development plans being re-evaluated and the associated proved reserves being reclassified to probable and contingent resources.

30       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Non-Depleted Capital

PP&E and E&E assets include the following costs that were not subject to DD&A:

December 31	2014	2013

Undeveloped land

North America	1,297	1,560

Southeast Asia	321	313

Other	40	196

Acquired unproved reserve costs not associated with producing fields(1)

Southeast Asia	114	141

North Sea(4)	85	204

Other	–	10

Exploration costs(2)

North America	48	20

Southeast Asia	232	261

North Sea(4)	40	85

Other	367	375

E&E assets	2,544	3,165

Development projects(3)

North America	311	524

Southeast Asia	451	285

North Sea(4)	21	114

Other	–	–

	3,327	4,088

1)
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2)
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans.

3)
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

4)
Includes non-depleted capital costs from Norway only.

Costs relating to wells drilled prior to 2014 continue to be capitalized, since management's ongoing assessment includes further planned activity. The Company has performed impairment analysis on E&E assets as a result of the lower commodity price environment as at December 31, 2014 (note 15). The number of wells drilled prior to 2014 and related costs are as follows:

	Years	Number of wells(1)	Cost(1)

North America	2013	1	10

Southeast Asia	2003-2013	13	127

North Sea	2011	1	38

Other	2008-2013	23	270

		38	445

1)
No costs associated with North America wells drilled prior to 2013 continue to be capitalized as at December 31, 2014.

North Sea and other international wells relate to projects that are in the process of being evaluated, including the drilling of additional appraisal wells and the completion of additional seismic analysis. Some of these projects are in the final stages of project sanction.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       31

15. Impairment, Net of Reversals

Years ended December 31	2014	2013	2012

Impairment losses

E&E assets	676	17	464

PP&E	704	755	2,125

Goodwill impairment loss (note 9)	287	185	–

Impairment in Equion (note 8)	133	–	–

	1,800	957	2,589

Impairment reversals

E&E assets	–	(11)	–

PP&E	(32)	–	–

	(32)	(11)	–

Net impairment	1,768	946	2,589

At December 31, 2014, the Company assessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. The Company generally calculates the recoverable amount as the fair value less costs to sell using a discounted cash flow model. The discount rate is derived from the Company's post-tax weighted average cost of capital and then adjusted to arrive at a market participant rate. Any country-specific risks are adjusted for within the cash flows. The rate to be applied is reassessed each year. The calculation of recoverable amounts is sensitive to the following assumptions which have been based on a long-term view of global oil and gas supply and demand as well as extensive industry experience:

•
Production volumes;

•
Discount rates;

•
Commodity prices;

•
Reserve and contingent resource quantities;

•
Operating costs;

•
Royalty rates;

•
Future capital cost estimates;

•
Foreign exchange rates; and

•
Income taxes.

Production volumes, operating costs and future capital cost estimates are based on management's best estimates of future costs based on the development plans approved by senior management, and in some areas, full field development plans that a reasonable market participant would use. Reserve quantities form the basis of the production profiles within the discounted cash flow models. The data generated for each field takes into consideration the development plans approved by senior management and reasonable assumptions that an external party would apply in appraising the assets, including expected licence renewals.

Commodity prices are based on market indicators at the end of the year. Management's long-term assumptions are benchmarked against the forward price estimates of a range of analysts and external reserves evaluation firms on an annual basis.

Discount rates used reflect the estimated weighted average cost of capital rates that market participants would use for each CGU.

Foreign exchange rates are based on forward average rates for 2014 and thereafter on management's long-term assumptions set with reference to a range of underlying economic indicators.

Income taxes are calculated using the tax pools available to a buyer in the relevant jurisdiction using the tax rates and rules in place at the end of the year. Royalties are also calculated on a field-by-field basis using available deductions.

32       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

The following assumptions were used in developing the cash flow model and applied over the expected life of the respective fields within each CGU:

	2015	2016	2017	2018	2019(1)

WTI ($/bbl)	65.00	75.00	85.00	86.54	88.83

Dated Brent ($/bbl)	70.00	80.00	90.00	91.54	93.83

Henry Hub natural gas ($/mmbtu)	3.50	4.00	4.25	4.50	4.73

AECO (C$/gj)	3.31	3.77	4.04	4.31	4.56

US$/C$	0.86	0.88	0.88	0.88	0.88

US$/UK£	1.55	1.55	1.60	1.60	1.60

NOK/US$	7.25	7.25	7.25	7.25	7.25

Post-tax discount rate	10%	10%	10%	10%	10%

1)
Prices are escalated at 2.5% thereafter.

In addition to discounted cash flows, the Company also considered a variety of market metrics in assessing fair value less cost to sell in certain areas. Market metric information was obtained from recent transactions involving similar assets. In determining the fair value of the Company's investment in shale properties, the Company considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include:

•
price per flowing barrel of oil equivalent;

•
undeveloped land values per acre held; and

•
midstream asset valuations based on expected volumes, tariffs and earnings multiples.

Impairment of Assets in 2014

During 2014, the Company recorded a $614 million pre-tax ($614 million after-tax) impairment expense relating to Eagle Ford, of which $488 million was to PP&E assets and $126 million to E&E assets. The CGU consists of upstream properties and midstream assets. The impairment was taken mainly as a result of the overall lower commodity price environment leading to the decrease of the properties and asset valuation. The recoverable amount, as reflected by the fair value less cost to sell of the CGU, is $1.8 billion (using Level 2 fair value inputs). In developing its view of fair market value, management considered precedent Eagle Ford transactions. Precedent transactions from 2014 and 2013 were used to derive market metrics. A discount factor was applied to the historical 2014 and 2013 market metrics to reflect the lower liquids prices observed in the fourth quarter of 2014, the reduction determined by reference to comparable "pure play" companies operating in the CGU.

During 2014, the Company recorded impairment expenses of $60 million pre-tax ($27 million after-tax) in Southeast Asia, of which $45 million pre-tax expense ($19 million after-tax) related to PP&E assets in Australia and $8 million pre-tax expense ($5 million after-tax) to PP&E assets in Malaysia. The impairment relating to Australia was a result of lower commodity prices and increased 2014 decommissioning cost estimates. The impairment relating to Malaysia was a result of lower commodity prices.

During 2014, the Company recorded impairment expenses of $288 million pre-tax ($142 million after-tax) related to E&E assets in Norway. Of the $288 million, $158 million pre-tax expense ($35 million after-tax) was recorded due to uncertainties in future development plans as a result of lower prices and a further $130 million of pre-tax impairment expense ($107 million after-tax) as a result of the Company's decision to withdraw from an exploration licence following technical evaluation, representing the full book value of the licence. In addition, the Company also recorded a $166 million pre-tax impairment ($36 million after-tax) related to PP&E assets as a result of lower commodity prices, capital overruns, high operating costs and lower than expected results which resulted in downward reserves revisions.

During 2014, the Company recorded pre-tax impairment expense of $234 million ($234 million after-tax) relating to Block 44 included in E&E assets in the Kurdistan Region of Iraq after determining that future investment in a capital constrained environment was unlikely.

During 2014, the Company recorded an impairment of $133 million pre-tax ($133 million after-tax) related to its investment in Equion, due principally to the lower commodity price environment.

Impairment of Goodwill

Goodwill was assessed for impairment as at December 31, 2014 using fair value less costs to sell. Fair value less costs to sell was estimated for a group of CGUs in an operating segment or a country, with allocated goodwill, based on the assumptions used in the

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       33

asset impairment tests. Any determination with respect to the recoverable amount of the group of CGUs is sensitive to the changes in key assumptions.

During 2014, the Company recorded a non-taxable goodwill impairment expense of $287 million in the North Sea operating segment, representing a full write-off of the North Sea goodwill balance. The goodwill write-off was a result of the Company's view of the declining value of its North Sea assets driven by lower commodity prices and higher decommissioning and development cost estimates.

Other than the goodwill impairment in the North Sea, no reasonably possible change in assumptions would cause goodwill to become impaired in the other CGUs, or group of CGUs.

Impairment of Assets in 2013

During 2013, the Company recorded impairment expense of $332 million pre-tax ($252 million after-tax) in North America. The majority of this impairment, $309 million pre-tax ($231 million after-tax), was recorded in conventional properties in Canada as a result of the Company lowering its long-term natural gas price assumptions by approximately 25% over the previous year's assumptions and upward revisions in cost estimates.

During 2013, Kitan in Australia was impacted by well performance issues and, as a result, the Company made a downward revision to estimated recoverable reserves and recorded an impairment expense of $55 million pre-tax ($27 million after-tax).

During 2013 in Norway, the Company recorded a net impairment expense of $358 million pre-tax ($79 million after-tax). The impairments are primarily as a result of increased decommissioning costs on Gyda and Rev, and negative reserves revisions on Varg.

During 2013, the Company recorded $16 million pre-tax ($16 million after-tax) of impairment expense in the "Other" segment relating primarily to Sierra Leone and Peru. In 2013, the Company received government approval to transfer all of its interests in Sierra Leone, and was in the process of exiting Peru.

During 2013, the Company recorded a non-taxable impairment of $185 million relating to North Sea goodwill arising from the diminution of the Company's view of the value of its North Sea assets.

Impairment of Assets in 2012

During the year ended December 31, 2012, the Company recorded impairments of $1.9 billion for the North Sea, primarily related to the Yme project in Norway. The Yme project experienced significant delays, quality issues and cost overruns and was subject to arbitration with the platform contractor. The Company also made a decision to de-man the platform for safety-related reasons and it had not been re-manned. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). This represented an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totaling $99 million pre-tax ($28 million after-tax) were also impaired in full.

Also during the year ended December 31, 2012, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax). An impairment expense of $74 million pre-tax ($17 million after-tax) in respect of other Norwegian exploration assets upon completion of the commercial feasibility studies of these assets was also recorded. As a result of a revision to decommissioning cost estimates in Gyda, the Company also recorded an impairment expense of $41 million pre-tax ($9 million after-tax).

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after-tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after-tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

In 2012, $171 million of impairment expenses were recorded in Peru related to the Company's decision to cease exploration activities in the Marañon Basin in northern Peru and exit the country. An impairment expense of $41 million was recorded during the year ended December 31, 2012, in respect of exploration and evaluation assets in Poland.

During the year ended December 31, 2012, the Company recorded $72 million of impairment expense related to exploration acreage relinquished in the Kurdistan Region of Iraq.

34       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

16. Decommissioning Liabilities

Continuity of decommissioning liabilities(1)	2014	2013

Balance, beginning of year	1,769	1,557

Liabilities incurred during the year	75	73

Liabilities settled during the year	(59)	(77)

Accretion expense (note 17)	51	36

Revisions in estimated cash flows	109	405

Change in discount rate	60	(212)

Disposals	(77)	(4)

Reclassified to liabilities associated with assets held for sale (note 5)	–	(9)

Balance, end of year	1,928	1,769

Expected to be settled within one year	43	42

Expected to be settled in more than one year	1,885	1,727

	1,928	1,769

1)
Includes decommissioning liabilities of the Company's consolidated subsidiaries only.

Revisions in estimated discounted cash flows occurring in 2014 included revisions to North Sea cost estimates of approximately $92 million as a result of longer expected durations for well remediation. The liabilities incurred during the year related principally to new wells and facilities in North America and Southeast Asia.

The Company provides for the future cost of decommissioning oil and natural gas properties and facilities on a discounted basis. At December 31, 2014, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $3.1 billion (2013 – $3.2 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 3.5% (2013 – 3.8%), which excludes the impact of inflation. Total accretion expense for the year ended December 31, 2014 of $51 million (2013 – $36 million; 2012 – $81 million) has been included in Finance costs in the Consolidated Statements of Income (Loss).

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of the costs to be incurred.

The Company has established a decommissioning sinking fund of $71 million at December 31, 2014 (2013 – $50 million) that represents secured funding for a portion of its decommissioning obligations in Southeast Asia.

17. Finance Costs

	2014	2013	2012

Interest on long-term debt	269	271	256

Miscellaneous interest expense and other fees	32	33	42

Non-cash accretion expense (note 16)	51	36	81

Less: interest capitalized	–	(9)	(107)

	352	331	272

Interest capitalization ceased on certain North Sea projects including Yme effective January 1, 2013. In addition, interest capitalization ceased on the HST/HSD blocks in Vietnam upon first production in May 2013.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       35

18. Long-Term Debt

December 31	2014	2013

Bankers' Acceptances	475	250

Commercial Paper	103	544

Tangguh Project Financing	43	81

Short-term LIBOR Loan	150	–

Debentures and Notes (Unsecured)(1)

8.25% notes (US$50 million), due 2014	–	50

5.125% notes (US$375 million), due 2015(2)	375	375

8.50% notes (US$150 million), due 2016	150	150

6.625% notes (UK£250 million), due 2017	388	413

7.75% notes (US$700 million), due 2019	696	695

3.75% notes (US$600 million), due 2021	595	593

7.25% debentures (US$300 million), due 2027	300	300

5.75% notes (US$125 million), due 2035	123	123

5.85% notes (US$500 million), due 2037	495	494

6.25% notes (US$600 million), due 2038	588	588

5.50% notes (US$600 million), due 2042	583	583

Gross debt(3)	5,064	5,239

Less: current portion	(1,109)	(882)

Long-term debt	3,955	4,357

1)
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2)
The interest rate on $300 million of these notes has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.43% (0.43% at December 31, 2013). See note 23 for details.

3)
Financing costs of $47 million and $50 million have been netted against the individual debt facilities as at December 31, 2014 and 2013, respectively.

During the year ended December 31, 2014, Talisman repaid debt of $1,264 million.

Bank Credit Facilities and Commercial Paper

At December 31, 2014, Talisman had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3.0 billion (Facility No. 1) and $200 million (Facility No. 2). On May 5, 2014, the Company amended certain terms of Facility No. 1 of its revolving syndicated credit facility, converting the denomination to US dollars, extending the facility to $3.0 billion, and extending the term to five years maturing on March 19, 2019. Facility No. 2 was renegotiated by the Company on October 21, 2013 and amended in August 2014, with a five-year term, and matures October 21, 2019. Both facilities are committed credit facilities with borrowings under them which must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1.0 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans.

At December 31, 2014, borrowings from bank lines totaled $625 million, which was comprised of $475 million in the form of bankers' acceptances and $150 million in the form of a short-term LIBOR loan. There was also $91 million in letters of credit support outstanding at December 31, 2014. The average rate on the outstanding bankers' acceptances and short-term LIBOR loan was 2.06%, which reflects the weighted average interest rate of instruments outstanding at December 31, 2014. In addition, $103 million of commercial paper was outstanding and the average interest rate on outstanding commercial paper was 0.67%. The authorized amount under the Company's commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company's Facility No. 1.

At December 31, 2014, available borrowing capacity under the bank credit facilities was $2.4 billion.

Tangguh Project Financing

In connection with the acquisition of its interest in the Tangguh LNG Project, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to $105 million. Approximately $43 million was outstanding under these facilities at December 31, 2014 (2013 – $81 million), of which $6 million is due for repayment in 2015. Talisman's obligations under these facilities are being secured by a $30 million letter of credit issued to one of the partners in the Tangguh LNG Project, which in

36       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

turn guarantees Talisman's obligations under these facilities. Talisman's interest in the Tangguh LNG Project has a net book value of $304 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum. Two financing facilities were repaid in January 2014 and the remaining two other facilities will be fully amortized by 2021.

Debentures and Notes

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042. Proceeds, net of the discount and issuance costs, were $583 million. Interest on the notes is payable semi-annually. The notes are redeemable at the option of the Company at a make-whole premium. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

Other

The Company has a financing structure whereby subsidiaries have $1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Repayment Schedule

The Company's minimum repayments of gross long-term debt are as follows:

Year

2015	1,109

2016	156

2017	395

2018	7

2019	703

Subsequent to 2019	2,694

Gross debt	5,064

The current liability of $1,109 million consists of $475 million in bankers' acceptances, $150 million in short-term LIBOR loan, $103 million in commercial paper, $375 million of 5.125% notes, and $6 million in Tangguh project financing.

19. Other Long-Term Obligations

December 31	2014	2013

Accrued pension and other post-employment benefits liability (note 31)	135	114

Deferred credits	41	33

Long-term portion of discounted obligations under finance leases	41	44

Long-term portion of share-based payments liability (note 21)	1	10

Other	55	45

	273	246

The fair value of financial liabilities included above approximates the carrying amount.

Finance Leases

The Company has entered into two leasing arrangements for the modification, refitting and use of Floating Storage Offloading (FSO) vessels for use in its operations. Elements of the leasing arrangements have been defined by the Company as finance leases. The imputed rates of interest on these leases, which expire in 2016 and 2019, are 6% and 10%, respectively. During the year ended December 31, 2014, the Company also entered into a leasing arrangement for the use of a condensate transportation vessel that has been categorized as a finance lease. The lease, which expires in 2026, has an imputed rate of interest of 4%.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       37

The future minimum lease payments for finance leases and the present value of minimum finance lease payments by payment date are as follows:

	2014		2013

	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	18	17	18	18

After one year but not more than five years	47	36	58	42

More than five years	8	5	3	2

Total minimum lease payments	73	58	79	62

Less amounts representing accretion	(15)	–	(17)	–

Present value of minimum lease payments	58	58	62	62

Of the total discounted liability of $58 million (2013 – $62 million), $17 million (2013 – $18 million) is included in accounts payable and accrued liabilities.

20. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program, subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined below), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio at December 31, 2014 and 2013 was as follows:

	2014	2013

Debt	5,134	5,322

Cash flow	2,368	2,318

Debt-to-cash flow	2.2:1	2.3:1

The calculation of debt is as follows:

	2014	2013

Gross debt and bank indebtedness	5,073	5,252

Add: Production payments and finance leases	61	70

Debt	5,134	5,322

The calculation of cash flow is as follows:

	2014	2013

Cash provided by operating activities	1,899	1,767

Changes in non-cash operating working capital	248	(4)

Add: Exploration expenditure	232	260

Less: Dividends and distributions received from associates	–	(58)

Add: Cash provided by operating activities from jointly controlled entities	31	286

Changes in non-cash operating working capital from jointly controlled entities	(47)	49

Add: Exploration expenditure from jointly controlled entities	5	18

Cash flow	2,368	2,318

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

38       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

21. Share Capital and Share-Based Payments(1)

1)
Dollar amounts in share-based payments tables are provided in C$.

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

Continuity of common shares	2014		2013		2012

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,031,356,870	1,723	1,025,449,730	1,639	1,021,422,470	1,561

Issued on exercise of stock options	478,244	5	3,223,810	41	1,190,223	15

Shares purchased and held in trust for long-term PSU plan (see below)	(2,265,898)	(21)	(100,000)	(1)	(2,022,000)	(25)

Shares released from trust for long-term PSU plan	1,956,772	31	2,783,330	44	4,859,037	88

Balance, end of year	1,031,525,988	1,738	1,031,356,870	1,723	1,025,449,730	1,639

During 2014, Talisman declared common share dividends of $0.27 per share (2013 – $0.27 per share; 2012 – $0.27 per share) for an aggregate dividend of $279 million (2013 – $277 million; 2012 – $277 million). Subsequent to December 31, 2014, no stock options were exercised for shares and 3,790,837 common shares were purchased and held in trust for the long-term PSU plan. There were 1,027,735,151 common shares outstanding at February 27, 2015.

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders. Each common share carries with it the right to one vote. Subject to the rights of holders of other classes of shares who are entitled to receive dividends in priority to or rateably with the common shares, the Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of common shares are entitled to participate rateably in any distribution of any assets of the Company.

On February 18, 2015, the Arrangement Agreement was approved by the common and preferred shareholders of the Company as described in note 1.

Preferred Shares Issued

Continuity of preferred shares	2014		2013		2012

	Shares	Amount	Shares	Amount	Shares	Amount

Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:

Balance, beginning and end of year	8,000,000	191	8,000,000	191	8,000,000	191

On December 13, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

Holders of Series 1 preferred shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31, 2016, if, as, and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%.

The Company may redeem all or a portion of the outstanding Series 1 preferred shares for C$25 per share plus accrued and unpaid dividends, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 1 preferred shares will have the right to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (Series 2 preferred shares), subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 2 preferred shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.77%.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       39

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series 1 preferred shares will be entitled to receive C$25 per share together with all dividends accrued and unpaid to the date of payment before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Series 1 preferred shares. The holders of Series 1 preferred shares will not be entitled to share in any further distribution of the assets of the Company.

Holders of Series 1 preferred shares are not entitled to voting rights or to receive notice of or to attend shareholders' meetings unless dividends on the Series 1 preferred shares are in arrears to the extent of eight quarterly dividends, whether or not consecutive.

During the year ended December 31, 2014, Talisman declared preferred share dividends of C$1.05 per share (2013 – C$1.05; 2012 – C$1.10), for an aggregate dividend of $8 million (2013 – $8 million; 2012 – $9 million).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price per share or to receive a cash payment equal to the appreciated value of the shares underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2014		2013		2012

	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)

Outstanding, beginning of year	43,285,254	16.80	59,836,097	16.28	59,092,044	16.82

Granted	–	–	117,270	12.62	8,985,070	12.53

Exercised for common shares	(518,834)	8.66	(3,223,810)	7.96	(1,190,223)	9.03

Surrendered for cash	(27,812)	9.50	(591,090)	7.60	(192,712)	10.24

Expired or Forfeited	(9,137,846)	17.36	(12,853,213)	16.97	(6,858,082)	17.22

Outstanding, end of year	33,600,762	16.78	43,285,254	16.80	59,836,097	16.28

Exercisable, end of year	29,551,817	17.37	34,659,513	16.77	41,565,657	16.00

Options available for future grants pursuant to Stock Option Plans	59,549,440		50,385,022		37,388,284

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2014		Outstanding options		Exercisable options

Range of exercise prices (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Weighted average years to expiry	Number of shares underlying options	Weighted average exercise price (C$)

10.99 – 12.99	6,691,441	12.30	6.33	2,696,199	12.03

13.00 – 15.99	7,791,150	13.64	2.60	7,737,447	13.64

16.00 – 18.99	9,449,631	17.74	3.94	9,449,631	17.74

19.00 – 21.99	6,092,230	20.04	1.91	6,092,230	20.04

22.00 – 23.92	3,576,310	23.90	5.95	3,576,310	23.90

10.99 – 23.92	33,600,762	16.78	3.95	29,551,817	17.37

The fair value of the liability for the stock option plans at December 31, 2014 was $37 million (2013 – $93 million), of which the total amount (2013 – $89 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2014, no stock options were surrendered for cash, exercised for shares, or granted and 596,373 were forfeited or expired, with 33,004,389 stock options outstanding at February 27, 2015.

Cash Units

In addition to the Company's stock option plans, Talisman has stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under

40       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

the cash unit plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2007, cash units granted to new employees vest evenly on an annual basis over a three-year period. Cash unit exercise prices approximate the market price for the common shares on the date the options are granted.

At December 31, 2014, 2,534,360 cash units were outstanding. The fair value of the liability for the cash unit plan at December 31, 2014 was $1 million (2013 – $1 million), of which the total amount (2013 – $1 million) was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2014, no cash units were surrendered for cash, exercised for shares, or granted and 81,876 were forfeited or expired, with 2,452,484 cash units outstanding at February 27, 2015.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees. The PSUs vest after three years to varying degrees (75%-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as "dividend equivalent PSUs").

Continuity of long-term PSU plan	2014	2013	2012

	Number of units	Number of units	Number of units

Outstanding, beginning of year	12,496,313	16,536,700	11,219,027

Granted	1,396,346	1,287,901	11,652,041

Expired or Forfeited	(1,559,824)	(2,840,178)	(2,056,761)

Released	(1,956,772)	(2,783,330)	(4,672,151)

Dividend equivalent PSUs	304,379	295,220	394,544

Outstanding, end of year	10,680,442	12,496,313	16,536,700

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for third party trustees to hold common shares which were purchased on the open market. During 2014, the Company purchased 2,265,898 common shares on the open market for $21 million. At December 31, 2014, the Company held 4,640,040 common shares in trust. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trusts have been consolidated since they are special purpose entities controlled by the Company. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

The 2012 long-term PSU grant vested on December 31, 2014 and settlement is expected to occur during the first quarter of 2015. In accordance with an agreement governing the PSUs, the Board of Directors approved vesting of 100% of the PSUs granted.

Subsequent to December 31, 2014, no PSUs were granted and 327,048 were forfeited or expired with 10,353,394 outstanding at February 27, 2015. Between January 1 and February 27, 2015, 3,790,837 common shares were purchased on the open market.

Deferred Share Unit (DSU) Plan

Non-Employee Directors DSU (DDSU) Plan

Under Talisman's DDSU Plan, directors may elect to receive a portion of their cash retainer and attendance fees in the form of DSUs, in addition to an annual DSU equity retainer. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. When dividends are paid on Common Shares, notional dividend equivalents are credited as additional DSUs.

At December 31, 2014, there were 1,038,973 (2013 – 826,371) DSUs outstanding to the Company's Board of Directors. The fair value of the liability was $8 million (2013 – $10 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. A recovery of $1 million (2013 – $3 million expense; 2012 – $1 million recovery) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income (Loss).

Executive DSU (EDSU) Plan

Under Talisman's EDSU Plan, executives may elect to receive DSUs in lieu of annual variable cash compensation. Additional EDSUs have been granted to the President and Chief Executive Officer: (a) in lieu of a percentage of his base salary, the value of various perquisites, and the value equal to the incremental compensatory value which would have accrued had he participated under the executive pension plan; and (b) as a form of long-term incentive (these DSUs contain performance conditions). Each vested DSU

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       41

under this plan represents the right to receive a cash payment on retirement or termination equal to the market value of the Company's shares at the time of surrender. When dividends are paid on common shares, notional dividend equivalents are credited as additional DSUs.

At December 31, 2014, there were 1,958,030 (2013 – 1,106,009) DSUs outstanding to certain executives of the Company. The fair value of the liability was $18 million (2013 – $15 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $3 million (2013 – $15 million; 2012 – $nil) related to DSUs was recognized on the Consolidated Statements of Income (Loss), which comprised $1 million in share-based payments expense and $2 million in general and administrative expense.

Restricted Share Unit (RSU) Plans

On April 1, 2013, Talisman implemented the "Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates". All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). Typically, one-third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date. At December 31, 2014, there were 11,028,855 (2013 – 7,005,696) units outstanding (including dividend equivalent RSUs) and the fair value of the liability was $47 million (2013 – $33 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. In 2014, non-executive employees were granted a total of 7,950,314 (2013 – 7,919,118) RSUs in place of stock options, cash units and PSUs.

Subsequent to December 31, 2014, no RSUs were granted, 173,532 were forfeited or expired and 74,036 were released with 10,781,287 outstanding at February 27, 2015.

Share-Based Payments Expense

The Company uses the Black-Scholes option pricing model to estimate the fair value of equity-settled share-based payment plans, with the following assumptions:

	2014	2013	2012

Expected volatility	52%	35%	42%

Risk free interest rate	1.2%	1.8%	1.4%

Expected term (years)	4	5	5

Expected forfeiture rate	5.7%	5.1%	4.2%

Expected annual dividend yield	2.0%	1.8%	1.6%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the share-based payment plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the share-based payment plans. The expected term for each option tranche is estimated at the end of each reporting period. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

During the year ended December 31, 2014, the Company recorded share-based payments expense of $27 million (2013 – $49 million expense; 2012 – $63 million recovery) in respect of the plans described above as follows: stock options – $62 million recovery (2013 – $48 million recovery; 2012 – $82 million recovery), cash units – $1 million expense (2013 – $1 million expense; 2012 – $5 million recovery), long-term PSU plan – $68 million expense (2013 – $56 million expense; 2012 – $23 million expense), DSUs – $1 million expense (2013 – $13 million expense; 2012 – $nil) and RSUs – $19 million expense (2013 – $27 million expense; 2012 – $1 million expense).

During the year ended December 31, 2014, the Company recorded a net increase in contributed surplus of $41 million relating to share-based payments expense of the PSU plan (expenses of $72 million offset by $31 million related to settlement), compared to a net increase of $14 million in 2013 (expenses of $58 million offset by $44 million related to settlement) relating to the PSU plan, and a net decrease of $65 million for the year ended December 31, 2012, which related to $88 million settlement offset by $23 million of expenses.

During the year ended December 31, 2014, the Company paid cash of $20 million (2013 – $4 million; 2012 – $2 million) to employees in settlement of RSUs and fully accrued option liabilities for options exercised. In addition, the Company capitalized share-based payments expense of $27 million (2013 – $26 million; 2012 – $15 million).

42       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

For units that can be settled with cash or cash and shares, which include stock option, cash unit, DSU and RSU plans, of the combined liability of $111 million (2013 – $152 million), $110 million (2013 – $142 million) was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $1 million (2013 – $10 million) was included in other long-term obligations (note 19).

The total number of options and cash units expected to vest as at December 31, 2014 was 36 million, with a weighted average remaining contractual life of four years, a weighted average exercise price of $16.75 and no aggregate intrinsic value.

22. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	2014	2013	2012

Balance, beginning of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	809	786

	811	811	788

Other comprehensive income (loss) for the year

Transfer of accumulated foreign currency loss to net income	–	–	23

Remeasurements relating to pension and other post-employment benefits	(8)	7	10

	(8)	7	33

Employee benefit plans remeasurements transferred to retained earnings	8	(7)	(10)

Balance, end of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	809	809

	811	811	811

In 2012, as a result of the sale of 49% equity interest in TEUK to Sinopec, $23 million of exchange losses previously accumulated in other comprehensive income (loss) were included in the "Gain on disposals" on the Consolidated Statements of Income (Loss) (note 5).

23. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2014 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates, commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based; thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31, 2014 was $5.3 billion (2013 – $5.5 billion), while the carrying value was $5.1 billion (2013 – $5.2 billion). The Company used Level 2 inputs as described below to estimate the fair value of the outstanding long-term debt as at December 31, 2014.

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for the Company's debt

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       43

instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company's risk management assets decreased by $7 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;

•
Level 2 – inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and

•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability; for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability. Fair values for interest rate instruments are based on discounted cash flow analysis using current market rates and prices.

The following table presents the Company's risk management assets and liabilities classified as held for trading and measured at fair value for each hierarchy level at December 31, 2014:

	Fair value measurements using

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

ASSETS

Interest rate swaps	–	7	–	7

Commodity contracts	–	1,264	–	1,264

LIABILITIES

Commodity contracts	–	2	–	2

During the year ended December 31, 2014, there were no transfers of assets or liabilities among the above hierarchy levels.

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	2014	2013

Interest rate swaps	Current assets	7	13

Interest rate swaps	Non-current assets	–	6

Commodity contracts	Current assets	843	4

Commodity contracts	Non-current assets	421	14

Risk management assets		1,271	37

Commodity contracts	Current liabilities	2	101

Commodity contracts	Non-current liabilities	–	37

Risk management liabilities		2	138

44       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

During the year ended December 31, 2014, the Company recorded a gain on held-for-trading financial instruments of $1,427 million (2013 – $140 million loss; 2012 – $93 million loss).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at December 31, 2014, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $4 million in net loss and a $4 million impact on comprehensive loss during the year ended December 31, 2014. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e., at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2014, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. During the year ended December 31, 2014, the fair value of the fixed-to-floating interest rate swaps decreased by $12 million offset by associated realized gains.

In respect of financial instruments existing at December 31, 2014, a 1% increase in interest rates would have resulted in a $13 million increase in net loss and a $13 million impact on comprehensive loss during the year ended December 31, 2014.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2014 included $80 million of letters of credit. At December 31, 2014, an allowance of $9 million was recorded in respect of specifically identified doubtful accounts.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2014, approximately 86% of the Company's accounts receivable were aged less than 90 days and the largest single counterparty exposure, accounting for 6% of the total, was with a highly rated counterparty. Concentration of credit risk is managed by having a broad domestic and international customer base of primarily highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       45

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program, subject to restrictions in the Arrangement Agreement the Company entered into with Repsol on December 15, 2014, as described in note 1.

The table below summarizes the maturity profile of the Company's non-derivative financial liabilities based on contractual undiscounted payments:

	Total	2015	2016-2017	2018-2019	Thereafter

Long-term debt (note 18)	5,064	1,109	551	710	2,694

Leases (note 19)	73	18	29	18	8

Bank indebtedness	9	9	–	–	–

Accounts payable and accrued liabilities	1,577	1,577	–	–	–

Loans from joint ventures	15	15	–	–	–

Obligation to fund equity investee (note 8)	186	186	–	–	–

	6,924	2,914	580	728	2,702

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.2 billion, all of which is committed through 2019. At December 31, 2014, $103 million of commercial paper was outstanding, $475 million in the form of bankers' acceptances were drawn, and a short-term LIBOR loan of $150 million was outstanding. Available borrowing capacity was $2.4 billion at December 31, 2014.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At December 31, 2014, demand letters of credit guaranteed by the Company totaling $1.1 billion were issued, of which $1.0 billion were issued from uncommitted facilities. Of that total, $0.8 billion is provided as security for the costs of decommissioning obligations in the UK as described below. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax assumed 49% of the decommissioning obligations of TSEUK. Addax's parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK's tax relief is capped at $2.3 billion, representing corporate income taxes paid and recoverable since 2002.

At December 31, 2014, TSEUK has $2.6 billion of demand shared facilities in place under which letters of credit of $1.6 billion have been issued. At January 1, 2015, total letters of credit issued under these shared facilities increased to $2.1 billion. Of this $2.1 billion, approximately 60% were posted on an after-tax basis subsequent to successful negotiations to recognize the UK government's tax relief on decommissioning costs of 50%; however, rising cost estimates as well as new letters of credit requirements being triggered on assets where future cash flow is inadequate to cover the abandonment obligation resulted in a net increase in letters of credit requirement of $0.5 billion when compared to December 31, 2014. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At December 31, 2014, Talisman's share of TSEUK's total recorded decommissioning liabilities was $2.5 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

46       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company's investment-grade credit rating.

As at December 31, 2014, the investment balance in the TSEUK joint venture was negative $186 million. The obligation to fund TSEUK arises from the Company's past practice of funding TSEUK's cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded through 2015. In addition the Company has a guarantee to fund TSEUK's decommissioning obligation if TSEUK is unable to. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company's obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at December 31, 2014, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset

Dated Brent oil index	Jan-Dec 2015	5,000	90.00/100.01	53

NYMEX WTI oil index	Jan-Dec 2015	5,000	80.00/95.02	44

Dated Brent oil index	Jan-Dec 2015	20,000	90.00/106.16	211

Dated Brent oil index	Jan-Dec 2016	5,000	90.00/108.00	43

NYMEX WTI oil index	Jan-Dec 2016	5,000	85.00/95.95	42

				393

Fixed priced swaps (Oil)	Term		bbls/d	$/bbl	Fair value asset (liability)

Dated Brent oil index	Jan-Dec 2015		10,000	100.46	143

Dated Brent oil index	Jan-Dec 2015		1,000	104.00	16

Dated Brent oil index	Jan-Dec 2015		9,000	100.59	129

NYMEX WTI oil index	Jan-Dec 2015		5,000	96.36	72

WCS differential	Feb-Mar 2015	(1)	6,500	(21.55)	(2)

Dated Brent oil index	Jan-Dec 2016		10,000	98.01	106

Dated Brent oil index	Jan-Dec 2016		5,000	100.29	57

Dated Brent oil index	Jan-Dec 2016		10,000	102.98	121

					642

Two-way collars (Gas)	Term		mcf/d	Floor/ceiling $/mcf	Fair value asset

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.23/4.87	17

NYMEX HH LD	Feb-Dec 2015	(1)	94,936	4.21/5.06	34

NYMEX HH LD	Jan-Dec 2016		47,468	4.21/4.75	12

NYMEX HH LD	Jan-Dec 2016		47,468	4.21/4.87	12

					75

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       47

Fixed priced swaps (Gas)	Term		mcf/d	$/mcf	Fair value asset

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.54	22

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.39	19

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.39	19

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.48	21

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.53	21

NYMEX HH LD	Feb-Dec 2015	(1)	47,468	4.55	22

NYMEX HH LD	Jan-Dec 2016		47,468	4.48	14

NYMEX HH LD	Jan-Dec 2016		42,721	4.55	14

					152

Fixed priced swaps (Power)	Term	MWh	C$/MWh	Fair value liability

Alberta Power	Jan-Dec 2015	5	73.72	–

Alberta Power	Jan-Dec 2016	2	73.83	–

Alberta Power	Jan-Dec 2017	1	74.75	–

Alberta Power	Jan-Dec 2018	1	74.75	–

				–

1)
The fair value balances as at December 31, 2014 do not include January 2015 commodity derivative contracts that were settled in December.

The Company is not netting any significant amounts related to financial instruments in accordance with IAS 32 and does not have significant offsetting arrangements as summarized in the table above.

Subsequent to December 31, 2014, the Company has not entered into any new commodity price derivative contracts.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2014, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in an increase in net loss of $39 million and a $39 million impact on comprehensive loss during the year ended December 31, 2014. A similar decrease in commodity prices would result in a decrease in net loss of approximately $40 million and a $40 million impact on comprehensive loss during the year ended December 31, 2014.

24. Contingencies and Commitments

Provisions and Contingencies

Talisman's provision for decommissioning is presented in note 16. The other provisions recorded by the Company are not material.

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

48       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Estimated Future Minimum Commitments(1)(2)(6)

Estimated future commitments for 2015 and beyond are as follows:

	2015	2016	2017	2018	2019	Subsequent to 2019	Total

Office leases	47	47	40	37	36	189	396

Vessel leases	71	4	4	3	2	7	91

Transportation and processing commitments(3)	264	194	188	177	165	560	1,548

Decommissioning liabilities(4)	117	262	315	266	211	1,904	3,075

Yme removal obligation (note 13)	186	–	–	–	–	–	186

PP&E and E&E assets(5)	343	153	78	44	–	–	618

Other service contracts	73	15	7	5	2	8	110

	1,101	675	632	532	416	2,668	6,024

1)
Payments exclude interest on long-term debt and payments made to settle derivative contracts.

2)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2014 exchange rate.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

5)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
Commitments entered into by the Company's joint arrangements have been summarized in note 8.

Talisman's estimated undiscounted decommissioning liabilities at December 31, 2014 were $3.1 billion (2013 – $3.2 billion). At December 31, 2014, Talisman had recorded $1.9 billion (2013 – $1.8 billion), representing the discounted amount of this liability (note 16).

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 19, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The majority of the vessel leases have an average life of five years, the office leases have an average life of 10 years and the transportation commitment contracts have average lives of between 10 and 15 years.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil, natural gas and NGLs.

In the case of an operating lease entered into by Talisman as the operator of a joint operation, the amounts reported represent the net operating lease expense and net future minimum lease payments. These net amounts are after deducting amounts reimbursed, or to be reimbursed, by joint operation partners, whether the joint operation partners have co-signed the lease or not. Where Talisman is not the operator of a joint operation, Talisman's share of the lease expense and future minimum lease payments is included in the amounts shown, whether Talisman has co-signed the lease or not. Where lease rentals are dependent on a variable factor, the future minimum lease payments are based on the factor as at the inception of the lease.

During the year ended December 31, 2014, Talisman incurred net rental expense of $202 million (2013 – $289 million; 2012 – $292 million) in respect of its operating leases.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into or is a party to a number of long-term sales contracts.

The majority of Talisman's natural gas production from the Corridor Block in Indonesia is currently sold under long-term sales agreements with PT Caltex Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (GSPL) and PT Perusahaan Gas Negara (Persero) Tbk (PGN). Under the sales agreement with Chevron, which is currently due to expire in 2021, delivered gas sales are priced at approximately 76% of the equivalent value of the Indonesian Crude Price for Duri crude oil. Talisman's share of the minimum volume commitment under the agreement with Chevron is approximately 211 bcf over its remaining seven-year life.

Under the sales agreement with GSPL, which is currently due to expire in 2023, delivered gas sales to Singapore from the Corridor Block are priced at approximately 115% of the spot price of high-sulphur fuel oil in Singapore. Talisman's share of the minimum volume commitment is approximately 170 bcf over the remaining nine-year life of the agreement.

Sales from the Corridor Block to PGN for their markets located primarily in West Java are sold under a long-term agreement, which is currently due to expire in 2023, with no associated transportation costs. Talisman's share of the minimum volume commitment is

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       49

approximately 537 bcf over the remaining nine-year life of the agreement. The balance of the gas production from the Corridor Block is sold under gas sales contracts which vary in length from one to five years and are generally at fixed prices with fixed annual escalation. Under the West Java agreement and two others, the Corridor Block partners and the buyers have agreed to price increases which are currently awaiting the approval of the Minister of Energy and Mineral Resources.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is in February 2019.

The Company is subject to volume delivery requirements for approximately 70-90 mmcf/d at a price that is referenced to the spot price of high-sulphur fuel oil in Singapore in relation to a long-term sales contract from the PM-3 Commercial Arrangement Area in Malaysia/Vietnam, which is currently scheduled to expire in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet all of these future delivery requirements.

25. Other Income

Years ended December 31	2014	2013	2012

Pipeline and customer treating tariffs	63	63	46

Investment income	17	16	10

Interest on loan to TSEUK (note 8)	28	23	–

Marketing and other miscellaneous income	42	7	28

	150	109	84

26. Other Expenses, Net

Years ended December 31	2014	2013	2012

Foreign exchange (gain) loss	(42)	18	33

PP&E derecognition	5	–	20

Taxes, interest and penalties	–	2	1

Inventory writedowns	10	5	1

Allowance for doubtful accounts	1	3	–

Restructuring	18	44	–

Other miscellaneous	57	41	69

	49	113	124

50       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

27. Income Taxes

Current Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2014

Current tax	8	412	(14)	57	463

Adjustments related to prior years	(40)	(22)	2	–	(60)

Petroleum Revenue Tax	–	15	–	–	15

	(32)	405	(12)	57	418

Year ended December 31, 2013

Current tax	(33)	549	(50)	132	598

Adjustments related to prior years	(29)	–	–	–	(29)

Petroleum Revenue Tax	–	33	–	–	33

Other	–	21	–	–	21

	(62)	603	(50)	132	623

Year ended December 31, 2012

Current tax	(4)	500	125	63	684

Adjustments related to prior years	2	(1)	–	5	6

Petroleum Revenue Tax	–	46	56	–	102

	(2)	545	181	68	792

Deferred Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2014

Origination and reversal of temporary differences	4	(12)	(283)	(23)	(314)

Adjustments related to prior years	7	–	4	(6)	5

Petroleum Revenue Tax	–	(18)	–	–	(18)

Changes in tax rates	–	–	–	–	–

(Recognized) / derecognized asset	–	40	–	–	40

	11	10	(279)	(29)	(287)

Year ended December 31, 2013

Origination and reversal of temporary differences	(291)	(20)	(223)	(204)	(738)

Adjustments related to prior years	24	(10)	6	25	45

Petroleum Revenue Tax	–	5	–	–	5

Changes in tax rates	–	–	–	–	–

(Recognized) / derecognized asset	–	(82)	–	–	(82)

	(267)	(107)	(217)	(179)	(770)

Year ended December 31, 2012

Origination and reversal of temporary differences	(352)	(8)	(1,370)	(20)	(1,750)

Adjustments related to prior years	(2)	6	–	4	8

Petroleum Revenue Tax	–	(1)	(24)	–	(25)

Changes in tax rates	5	–	137	–	142

Derecognized asset	429	–	–	–	429

	80	(3)	(1,257)	(16)	(1,196)

During 2011, the Company made elections for its Canadian subsidiaries to file tax returns in US$ with effect from the beginning of their 2011 and 2012 tax years. Tax on foreign exchange on tax pools has not been recorded since the effective dates of these elections.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       51

Deferred Tax Assets and Liabilities

The significant components of the deferred tax (assets) and liabilities are as follows:

	PP&E and E&E assets	Decommissioning liabilities	Tax loss carryforward	Other	Total

At December 31, 2012	1,530	(796)	(818)	(32)	(116)

Charged (credited) to tax expense, net	(368)	(217)	(177)	(8)	(770)

Credited to equity	–	–	–	(1)	(1)

Held for sale reclassification	(140)	2	–	–	(138)

Other	–	–	–	(15)	(15)

At December 31, 2013	1,022	(1,011)	(995)	(56)	(1,040)

Charged (credited) to tax expense, net	(414)	(149)	185	91	(287)

Credited to equity	–	–	–	(13)	(13)

Disposal	140	(2)	–	–	138

At December 31, 2014	748	(1,162)	(810)	22	(1,202)

Other movements in the net deferred tax liability relate mostly to risk management assets.

At December 31, 2014, the Company has the following non-capital loss carry-forwards:

	Loss carry-forward	Expiry

US	3,027	2028-2034

Canada	56	2034

Norway	669	No expiry

Malaysia	161	No expiry

Colombia	206	2025-2034

Vietnam	13	2026-2034

	4,132

The Company has not recognized US losses in excess of taxable temporary differences. In Canada, Colombia, Malaysia, and Vietnam, income projections show sufficient taxable income to utilize these losses within the carry-forward period. In Norway, income projections and existing Norwegian tax legislation demonstrate that these losses will be realized.

The majority of the $2.6 billion (2013 – $1.8 billion; 2012 – $1.3 billion) of unused non-capital tax losses in respect of which no deferred tax asset has been recognized arose in the US.

No deferred tax liability has been recognized for temporary differences associated with investments in subsidiaries, associates, branches and joint operations since the Company is in a position to control or jointly control the entity and it is considered probable that these temporary differences will not reverse in the foreseeable future.

52       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

Effective Tax Rate

The following provides a reconciliation of the Canadian statutory tax rate of 25.19% (2013 – 25.19%; 2012 – 25.05%) to the effective tax rate on the Company's total income before income taxes:

Years ended December 31	2014	2013	2012

Loss before taxes	(780)	(1,322)	(272)

Statutory income tax rate (%)	25.19%	25.19%	25.05%

Income taxes calculated at the Canadian statutory rate	(196)	(333)	(68)

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates, net	–	–	137

Non (taxable) deductible hedging	(308)	31	24

Deductible PRT expense	(3)	(12)	(20)

Higher foreign tax rates	(321)	(257)	(229)

Non-deductible goodwill/impairment	336	144	–

Non-recognition of deferred tax asset, net	534	330	429

Share-based payments	(7)	(6)	(17)

Uplift	(47)	(52)	(60)

Non-taxable equity earnings (loss)	262	69	(79)

Non-taxable gain on sale of investment	(72)	–	(548)

Other	(44)	(99)	(50)

Income tax (recovery) expense (excluding PRT)	134	(185)	(481)

The 2014 effective tax rate was impacted by non-taxable hedging gains, equity earnings, and North Sea goodwill and the partial impairment of the investment in Equion. Hedging gains/losses related to foreign production are not taxable in Canada. The rate was also impacted by non-taxable foreign exchange impact of foreign denominated tax basis. Deferred tax assets continue to be derecognized in the US including a significant amount from Eagle Ford impairment.

During 2013, the Company completed the sale of all of its interest in the Ocensa pipeline, which resulted in a significant reduction in the effective tax rate.

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TSEUK, which owned substantially all of the UK assets. The sale was non-taxable resulting in a significant reduction in the effective tax rate.

Additionally in 2012, the UK government restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%. This measure was substantively enacted in July 2012 and the deferred income tax expense associated with the legislative change was approximately $137 million.

Unrecognized Tax Benefit

Changes in the Company's unrecognized tax benefit are as follows:

	2014	2013

Unrecognized tax benefit, beginning of year	110	58

Increase due to prior period tax positions	9	81

Decrease due to prior period tax positions	(17)	(29)

Unrecognized tax benefit, end of year	102	110

Talisman's entire unrecognized tax benefit as at December 31, 2014 and December 31, 2013, if recognized, would affect the Company's effective tax rate.

No significant change in the total unrecognized tax benefit is expected in 2015.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       53

28. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2014	2013	2012

Depreciation, depletion and amortization	1,936	1,922	2,371

Impairment, net of reversals	1,768	946	2,589

Dry hole	140	89	238

Share-based payments expense (recovery)	27	45	(66)

Gain on disposals	(550)	(100)	(1,624)

Unrealized (gain) loss on held-for-trading financial instruments	(1,368)	93	48

Deferred income tax (recovery)	(287)	(770)	(1,196)

Foreign exchange	(28)	18	39

PP&E derecognition	5	–	20

(Income) loss from joint venture and associates, after tax	1,040	275	(315)

Other	23	31	48

	2,706	2,549	2,152

Changes in Non-Cash Operating Working Capital

Years ended December 31	2014	2013	2012

Accounts receivable	102	(187)	369

Inventories	14	(16)	(46)

Prepaid expenses	(20)	4	5

Decommissioning expenditures(1)	(60)	(59)	(56)

Accounts payable and accrued liabilities	(208)	261	(99)

Income and other taxes payable	(89)	14	(333)

Operating working capital in assets held for sale (note 5)	13	(13)	–

	(248)	4	(160)

1)
$42 million of the decommissioning expenditures in 2014 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2013.

Other Cash Flow Information

Years ended December 31	2014	2013	2012

Cash interest paid	278	268	291

Cash interest received	25	10	5

Cash income taxes paid	497	600	1,041

In respect of its exploration and evaluation activities in 2014, the Company has included exploration expenditure of $232 million within cash provided by operating activities, and exploration capital expenditure and acquisitions of $426 million and $23 million, respectively, within cash used in investing activities.

54       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

29. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $262 million (December 31, 2013 – $364 million), substantially all (December 31, 2013 – $364 million) has been invested in bank deposits and the remainder in highly rated investments with original maturities of less than three months.

30. Net Income per Share – Basic and Diluted

(millions)	2014	2013	2012

Net income (loss)	(911)	(1,175)	132

Less: Share-based payments recoveries for all options	(64)	(48)	(82)

Less: Cumulative preferred share dividends after-tax	(6)	(6)	(6)

Less: Share-based payments expenses for unvested dilutive options	(14)	(24)	(43)

Diluted net income (loss)	(995)	(1,253)	1

Weighted average number of common shares outstanding – basic	1,033	1,030	1,025

Dilution effect of stock options and PSUs	–	2	8

Weighted average number of common shares outstanding – diluted	1,033	1,032	1,033

In computing diluted per share amounts at December 31, 2014, 33,560,447 options and 10,680,442 PSUs were excluded from the calculation as their effect was anti-dilutive.

Outstanding stock options and PSUs are the only instruments that are potentially dilutive to net income per share.

Basic net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends, by the weighted average number of common shares outstanding during the year, excluding shares held in trust to settle long-term PSU plan obligations.

For the diluted net income per share calculation, the net income is adjusted for the change in the fair value of stock options. The weighted average number of shares outstanding during the year is adjusted for options expected to be exercised and management's best estimate of shares expected to be issued in settlement of the Company's obligations pursuant to the long-term PSU plan.

31. Employee Benefits

Overview

At December 31, 2014, the Company operated pension plans for the benefit of a significant portion of its employees throughout the world. The plans are provided through both defined benefit and defined contribution arrangements, and their legal status and control varies depending on the conditions and practices in the countries concerned.

The Company operates defined benefit plans in Canada and Norway, defined contribution plans in Canada, the US and Indonesia, and an international notional defined contribution plan for third-country nationals and Canadian expatriates. In 2014, Talisman implemented a notional defined contribution plan for former expatriates who transferred employment with the Company. The Company also provides non-pension post-employment benefits to certain of its Canadian retirees. The Company contributes to the Canadian registered defined benefit plans pursuant to independent actuarial advice. The Canadian non-registered defined benefit pension plans are unfunded, except for the assets held in refundable tax accounts by the Canada Revenue Agency. The Norwegian plans provide for accrued benefits on a fully insured basis and premiums are adjusted annually for the impact of current salary rates on past service benefits and the impact of any changes in the Norwegian National Insurance Scheme.

The costs and the present value of the obligations of the defined benefit pension plans and non-pension post-employment benefits are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These assumptions include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The Company's Board of Directors has delegated its authority to oversee the administration and fund management of the Canadian pension plans to the Pension Management Committee (PMC), a committee of management employees, which is chaired by the Company's Executive Vice President, Corporate. The PMC advises on the pension strategy, policy and operation. The PMC reports regularly to the Board of Directors. The PMC monitors the effects of volatility in financial markets and the impact of uncertainty in the assumptions used to measure the obligations of the Canadian pension plans.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       55

Plan Liabilities

The Company sponsors two registered and three non-registered defined benefit pension plans in Canada, which make pension payments throughout the life of the members. The amount of pension paid depends on how long employees have been active members of the plan and their final average pensionable earnings when they leave the plan. Although the Company has no commitment to provide for increases related to inflation in the Canadian defined benefit pension plans, the benefits have generally increased annually by one-half of the rate of inflation since 2003. Two of the plans are closed to new entrants.

The Company also sponsors defined benefit pension plans in Norway, which makes pension payments throughout the life of the members. The amount of pension paid depends on how long employees are active members of the plan and their salary when they leave the plan. Pension payments increase with the surplus return on assets on the pensioner's part of the premium reserve.

The Norwegian defined benefit pension plan is open to new entrants. Accrued benefits provided under the Norwegian plan are fully insured. The Company pays an annual premium, which reflects the annual cost of benefits accruing during the year plus the impacts of current salary rates on past service benefits and of any changes in the basic amount in the Norwegian National Insurance Scheme. The accrued benefit obligation recognized in the Company's financial statements includes the present value of future salary increases on the accrued benefits.

Actuarial Assumptions

The following liability weighted actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations for the defined benefit pension plans:

	2014	2013	2012

Accrued benefit obligation

Discount rate (%)	3.4	4.6	4.1

Rate of inflation (%)(1)	2.5	2.5	2.5

Mortality rate (refer to discussion below)(1)

Benefit expense

Discount rate (%)	4.6	4.1	4.1

1)
Canadian defined benefit pension plans only.

Sensitivity Information

The measurement of the Company's net accrued benefit obligations is particularly sensitive to changes in the Company's significant assumptions:

Discount rate

The discount rate assumptions reflect the prevailing rates available on high quality corporate bonds. Discount rates have been selected following actuarial advice related to the countries where the Company operates defined benefit pension plans, taking into account the duration of the liabilities. The overall rate is the liability weighted average of the country-specific discount rates adopted for individual plans. At December 31, 2014, a 1.0% increase or decrease in the discount rate would result in a $30 million decrease or a $38 million increase, respectively, in the accrued benefit obligations.

Inflation

Inflation is used to determine pension increases for the Canadian defined benefit pension plans. The assumption adopted is consistent with the discount rates adopted. An increase or decrease in the inflation rate of 1.0% would result in a $10 million increase or $9 million decrease, respectively, in the accrued benefit obligations of the Canadian defined benefit pension plans.

Mortality rates

The mortality assumptions adopted are based on those recommended by the actuaries that advise the plan management and reflect the most recent information. Assumptions used for the Canadian defined benefit pension plans indicate that the future life expectancy of a male (female) pensioner reaching age 65 in 2015 would be 22.7 (24.4) years and the future life expectancy from age 65 for a male (female) non-pensioner member currently aged 45 of 23.9 (25.3) years.

An increase or decrease of 10% in the assumed mortality assumption rates decreases or increases, respectively, the future life expectancy by approximately 1 year. A change in the mortality assumption by applying an increase or decrease of 10% to the assumed mortality rates would cause the Canadian defined benefit pension plans' accrued benefit obligation to decrease by $4 million or increase by $5 million, respectively.

56       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

A change in the Company's significant assumptions would cause a change in the accrued benefit obligation by the following amounts:

	Increase (decrease) in pension obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.0%	(30)	38

Inflation rate(1)	1.0%	10	(9)

Mortality rate(1)	10.0% Load	(4)	5

1)
Canadian defined benefit pension plans only.

The methods used to carry out the sensitivity analyses alter the relevant assumption by the amount specified and assume that all other variables remain the same. Although this approach may not necessarily be realistic since some assumptions are related, it determines the effect on the defined benefit obligation of each individual assumption.

Investment Policies

The Company has an investment strategy for the plan assets of Canadian registered defined benefit pension plans that broadly matches the nature of its liabilities, which includes a proportionate allowance for risk-seeking asset classes. The target allocation percentage for the Canadian registered defined benefit pension plans is 35% equities and 65% fixed income. In 2014, the Company implemented a strategy to reduce the risk for the Canadian registered defined benefit plans by more closely matching the assets of these plans to the underlying liabilities, which will reduce the volatility of the net benefit expense and net benefit obligation for the Canadian registered defined benefit plans on the Company's balance sheet.

The assets of the Norwegian defined benefit pension plan comprise a savings fund and a premium reserve fund. A portion of the premiums paid for the Norwegian fund are invested in a savings fund according to the insurance company's investment strategy. The insurance company is responsible for managing the investments and guarantees a 2.75% return on the savings fund. Excess returns are credited to a premium reserve fund, which is subject to regulatory limits with respect to the amount which may be held in the fund. Any amounts in excess of the regulatory limit are returned to the Company or used to reduce current year premiums.

Plan Assets

The approximate allocation percentage for the Canadian defined benefit registered pension plans, which account for 56% of total plan assets, is 34% equities, and 66% fixed income. Plan assets do not include any common shares of Talisman, other than through Canadian or US equity pooled funds.

The allocation of the assets of the defined benefit pension plans is as follows:

	2014	2013	2012

Equity securities (%)	21	30	32

Fixed income (%)	55	47	47

Cash (%)	16	16	14

Real estate (%)	5	5	6

Other (%)	3	2	1

	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 23 for details concerning the three levels of the fair value hierarchy.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       57

The fair values of defined benefit pension plan assets at December 31, 2014 by asset category were as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	20	–	–	20

Pooled Funds:

Canadian companies	–	4	–	4

US companies	–	9	–	9

International companies	–	13	–	13

Bonds	–	65	–	65

Real estate	–	–	6	6

Other	–	–	3	3

	20	91	9	120

Obligation, Assets and Funded Status

Information about the Company's defined benefit pension plans is as follows:

	2014 Pension plans grouped by funded status		2013 Pension plans grouped by funded status
	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	63	163	65	168

Impact on Profit or Loss:

Current service cost	–	10	–	12

Past service cost	–	5	–	5

Interest cost	3	8	3	7

Impact on Profit or Loss	3	23	3	24

Remeasurements through OCI:

Loss from change in demographic assumptions	–	1	5	8

Loss (gain) from change in financial assumptions	5	24	(4)	(8)

Gain from experience adjustments	–	(4)	–	(4)

Impact of Remeasurements on OCI	5	21	1	(4)

Benefits paid	(4)	(12)	(6)	(8)

Foreign currency translation	(5)	(23)	(4)	(13)

Other	(4)	8	4	(4)

Accrued benefit obligation, end of year	58	180	63	163

Plan assets

Fair value of plan assets, beginning of year	63	62	68	57

Impact on Profit or Loss:

Interest income	3	3	3	3

Impact on Profit or Loss	3	3	3	3

Remeasurements through OCI:

Return on plan assets	5	(4)	3	(4)

Impact of Remeasurements on OCI	5	(4)	3	(4)

Benefits paid	(4)	(12)	(6)	(8)

Employer contributions	–	20	–	19

Foreign currency translation	(5)	(11)	(5)	(5)

Fair value of plan assets, end of year	62	58	63	62

Funded status – surplus (deficit)(1)	4	(122)	–	(101)

1)
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

58       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

The asset recognized for the Canadian defined benefit plan in a surplus position represents the maximum economic benefit available to the Company in respect of its pension obligations. The Company has been able to recognize the entire surplus since it has control over plan assets and can recoup the surplus through a combination of refunds and reductions in contributions.

The weighted average durations of the accrued benefit obligations for the Canadian and Norwegian defined benefit pension plans are approximately 12 and 20 years, respectively.

Funding

In Canada, the provincial pension regulator imposes a minimum funding requirement for registered defined benefit pension plans based on actuarial valuation reports prepared by independent actuaries. The actuarial reports also set up maximum funding limits based on the status of the registered defined benefit pension plans as Designated Plans under the Income Tax Act (Canada). The most recent actuarial valuation of the Canadian registered defined benefit pension plans for funding purposes was at December 31, 2013.

The PMC has a funding policy for the Canadian registered defined benefit pension plans and reviews the policy on a regular basis. None of the Canadian defined benefit pension plans include large risk concentrations.

The Company's objective, where legislation does not otherwise provide impediments, is to fund the defined benefit pension plans 100% on a basis that should ensure that benefits can be paid as they fall due. To provide reassurance to Canadian plan members that the Company will meet its obligations, letters of credit have been provided to ensure full funding in the event that certain default conditions occur.

The Company expects to make annual contributions to its defined benefit plans as follows:

	Pension plans	Non-pension benefits plan	Total

2015	16	1	17

2016	16	1	17

2017	17	1	18

2018	17	1	18

2019	17	1	18

2020 – 2025	90	5	95

Of the aggregate accrued benefit obligation of $238 million at December 31, 2014, $102 million related to plans that are unfunded. Four unfunded plans, with a total deficit of $93 million, are secured by letters of credit in the amount of C$106 million.

Net Deficit

Years ended December 31	2014	2013	2012

Accrued benefit obligation at December 31	238	226	233

Fair value of plan assets at December 31	120	125	125

Net deficit	(118)	(101)	(108)

Net Benefit Expense

The net benefit expense for the pension plans recognized in the Consolidated Statements of Income (Loss) was as follows:

Years ended December 31	2014	2013	2012

Current service cost	10	12	14

Past service cost	5	5	–

Interest cost	5	4	5

Other	4	(4)	3

Defined benefit plan expense	24	17	22

Defined contribution plan expense	16	18	17

Net benefit expense	40	35	39

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       59

Non-Pension Post-Employment Benefit Plan

At December 31, 2014, the accrued benefit obligation for the non-pension post-employment benefit plan was $13 million (2013 – $13 million). Non-pension post-employment benefits include medical, dental and life insurance benefits for certain current and future Canadian retired employees.

During the year ended December 31, 2014, net benefit expense for non-pension post-employment benefits of $3 million (2013 – $nil; 2012 – $1 million) was included in the Consolidated Statements of Income (Loss).

A 1% increase or decrease in the assumed medical cost trend rate would have an immaterial impact on the accrued benefit obligation at December 31, 2014.

Other Risks

For the Norwegian plan, actions taken by the local regulator or changes to European legislation could result in stronger local funding standards, which could affect the Company's cash flow from this plan.

There is a risk that changes in discount rate, assumptions made for life expectancy, price inflation or other assumptions used to value the defined benefit obligation could result in increased obligations for the plans.

Other Information

Although there are no plans to do so, if the Norwegian plans were to wind up, any surplus assets would be used to improve benefits. If there was a deficit, the insurance would be responsible for the deficits, with the Company only being responsible for premiums up to the date of the plan termination.

The pension and non-pension post-employment benefits of key management personnel are disclosed in note 33.

60       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

32. Segmented Information

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. In 2013, the Company exited Poland and received government approval to transfer its interests in Sierra Leone. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America(1)			Southeast Asia(2)			North Sea(3)			Other(4)			Total

(millions of US$)	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenue

Sales	1,804	1,643	1,435	2,050	2,202	2,190	527	577	2,922	272	230	220	4,653	4,652	6,767

Other income	60	45	72	3	1	3	31	23	9	56	40	–	150	109	84

Income (loss) from joint ventures and associates, after tax	–	–	–	–	–	–	(1,055)	(450)	(46)	15	175	361	(1,040)	(275)	315

Total revenue and other income	1,864	1,688	1,507	2,053	2,203	2,193	(497)	150	2,885	343	445	581	3,763	4,486	7,166

Segmented expenses

Operating	517	568	564	494	532	418	332	302	1,350	62	30	29	1,405	1,432	2,361

Transportation	89	103	92	56	56	53	29	25	69	32	8	7	206	192	221

DD&A	1,109	1,211	1,140	473	486	427	302	195	774	52	30	30	1,936	1,922	2,371

Impairment, net of reversals	593	332	363	60	55	–	741	543	1,942	374	16	284	1,768	946	2,589

Dry hole	11	–	22	92	60	77	(1)	18	45	38	11	94	140	89	238

Exploration	21	39	29	108	59	92	37	39	46	66	123	179	232	260	346

Other	54	69	81	19	8	(19)	4	16	41	14	2	(12)	91	95	91

Total segmented expenses	2,394	2,322	2,291	1,302	1,256	1,048	1,444	1,138	4,267	638	220	611	5,778	4,936	8,217

Segmented income (loss) before taxes	(530)	(634)	(784)	751	947	1,145	(1,941)	(988)	(1,382)	(295)	225	(30)	(2,015)	(450)	(1,051)

Non-segmented expenses

General and administrative													405	434	510

Finance costs													352	331	272

Share-based payments expense (recovery)													27	49	(63)

Currency translation													(42)	18	33

(Gain) loss on held-for-trading financial instruments													(1,427)	140	93

Gain on disposals													(550)	(100)	(1,624)

Total non-segmented expenses													(1,235)	872	(779)

Loss before taxes													(780)	(1,322)	(272)

Capital expenditures(5)

Exploration	116	76	157	139	129	59	22	49	85	149	144	223	426	398	524

Development	1,206	1,207	1,404	300	353	362	130	332	1,064	12	17	7	1,648	1,909	2,837

Midstream	–	–	1	–	–	–	–	–	–	–	–	–	–	–	1

Exploration and development	1,322	1,283	1,562	439	482	421	152	381	1,149	161	161	230	2,074	2,307	3,362

Acquisitions													35	111	160

Proceeds on dispositions													(1,517)	(146)	(964)

Other non-segmented													47	41	138

Net capital expenditures													639	2,313	2,696

Property, plant and equipment	6,321	6,636	7,145	2,223	2,318	2,582	256	537	460	264	261	275	9,064	9,752	10,462

Exploration and evaluation assets	1,345	1,579	2,078	667	717	527	125	289	254	407	580	460	2,544	3,165	3,319

Goodwill	110	118	133	169	170	170	–	287	472	–	–	–	279	575	775

Investments in joint ventures and associates	–	–	–	–	–	–	–	206	259	523	920	803	523	1,126	1,062

Other	555	677	685	740	740	637	2,051	1,911	1,418	301	402	905	3,647	3,730	3,645

Assets held for sale	–	776	–	–	–	–	–	–	–	–	–	–	–	776	–

Segmented assets	8,331	9,786	10,041	3,799	3,945	3,916	2,432	3,230	2,863	1,495	2,163	2,443	16,057	19,124	19,263

Non-segmented assets													1,273	37	74

Total assets(5)													17,330	19,161	19,337

Decommissioning liabilities(5)	381	450	476	334	280	347	1,176	1,009	688	37	30	46	1,928	1,769	1,557

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       61

1	North America	2014	2013	2012

	Canada	766	810	853

	US	1,098	878	654

	Total revenue and other income	1,864	1,688	1,507

	Canada	2,507	2,544	3,588

	US	3,814	4,092	3,557

	Property, plant and equipment	6,321	6,636	7,145

	Canada	871	905	1,070

	US	474	674	1,008

	Exploration and evaluation assets	1,345	1,579	2,078

2	Southeast Asia	2014	2013	2012

	Indonesia	1,015	1,175	1,157

	Malaysia	576	534	549

	Vietnam	358	322	72

	Australia	104	172	415

	Total revenue and other income	2,053	2,203	2,193

	Indonesia	941	1,023	1,040

	Malaysia	698	707	852

	Vietnam	308	460	494

	Papua New Guinea	143	40	44

	Australia	133	88	152

	Property, plant and equipment	2,223	2,318	2,582

	Indonesia	37	19	11

	Malaysia	41	83	72

	Vietnam	191	145	14

	Papua New Guinea	398	470	430

	Exploration and evaluation assets	667	717	527

3	North Sea	2014	2013	2012

	UK(6)	28	23	2,017

	Norway	530	577	914

	Loss from TSEUK	(1,055)	(450)	(46)

	Total revenue and other income	(497)	150	2,885

	UK	–	–	–

	Norway	256	537	460

	Property, plant and equipment	256	537	460

	UK	–	–	–

	Norway	125	289	254

	Exploration and evaluation assets	125	289	254

4	Other	2014	2013	2012

	Algeria	182	207	213

	Colombia(7)	161	238	368

	Total revenue and other income	343	445	581

	Algeria	224	260	273

	Colombia	40	1	2

	Property, plant and equipment	264	261	275

	Colombia	208	203	124

	Kurdistan Region of Iraq	199	377	323

	Other	–	–	13

	Exploration and evaluation assets	407	580	460

5)
Equion results have been equity accounted effective January 1, 2012 and TSEUK results effective December 17, 2012.

6)
2012 results include revenue from the UK from January 1 to December 17, 2012. Subsequent to December 17, 2012, TSEUK results are included in income (loss) from joint ventures and associates.

7)
Balances include after-tax equity income from Equion.

62       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014

33. Related Party Disclosures

Major Subsidiaries

The Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and the directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. Other than transactions with joint ventures and associates, there were no related party transactions with entities or other parties outside the consolidated group during the years ended December 31, 2014 and 2013. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at December 31:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned

Talisman Energy Canada(1)	Alberta	100%
Talisman Energy USA Inc.	Delaware	100%
Talisman Alberta Shale Partnership	Alberta	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd.	Barbados	100%
Talisman (Vietnam15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) B.V.	The Netherlands	100%

1)
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

Joint Venture and Associates

Transactions with joint ventures and associates are classified as related party transactions and are disclosed as part of note 8 and note 25.

Key Management Personnel Compensation

The compensation of key management personnel, consisting of the Company's directors and members of the executive committee, is as follows:

Years ended December 31	2014	2013	2012

Short-term benefits	14	15	15

Pension and other post-employment benefits	5	5	6

Termination benefits	3	6	15

Share-based payments	3	9	13

	25	35	49

Short-term benefits comprise salaries and fees, annual bonuses, cash, vehicle and other benefits.

The amount of pension benefits reported represents the attributable amount of the net benefit expense of the plans in which the key management personnel participate.

Termination benefits comprise amounts paid and accrued.

The share-based payments amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2014       63

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.7